File N°82-4672

RECEIVED
2004 SEP 14 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036831

SUPPL

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

PROCESSED
SEP 14 2004
THOMSON FINANCIAL

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

9/14

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
05/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
05/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
05/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

06/05/03	Consolidated Sales for the first three months of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.48
31/07/03	H1 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.49
10/09/03	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.50
05/11/03	9M 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.51
28/01/04	Consolidated Sales for the Full Year of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.52
22/04/04	2003 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.53
28/04/04	Q1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.54
28/07/04	H1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.55
08/09/04	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.56

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.
15/05/03	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.10.
29/03/04	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.11.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the	BALO	Decree 67-236 of March 23, 1967,

	creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	La semaine de l'Ile de France	article 287
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.
19/01/04	Partnership between the Barrière Desseigne family, Accor and Colony/Colyzeo	Press Release		IV.10.
11/06/04	Accor acquires 28.9% stake in Club Méditerranée	Press Release		IV.11.

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27
21/05/03	2002 financial statements		V.28
15/05/04	2003 financial stalements		V.29

File N 82-4672

ACCOR

Press Release

2004 Interim Results
Profit before Tax Up 25%

Paris, September 8 2004

En EUR millions	1H 2003	1H 2004	Reported change	Like-for-like* change
Revenues	**3,306**	**3,443**	**+4.1%**	**+5.3%**
Ebitdar	**817**	**856**	**+4.8%**	**+5.9%**
Ebitdar margin	24.7%	24.9%	+0.2 pts	+0.2 pts
Profit before tax	**180**	**225**	**+25.0%**	**+26.7%**
Net income (Group share)	**106**	**81**	**-23.6%**	
Funds from operations	**379**	**389**	**+2.6%**	

*at comparable scope of consolidation and exchange rates

First-half results

Business continued to improve in first-half 2004, driving a 25% **increase in profit before tax** to EUR 225 million. On a like-for-like basis, the increase was 26.7%. Net income (Group share) totaled EUR 81 million, a decline of EUR 25 million due to higher capital gains recorded in first-half 2003.

In **Hotels**, the situation was mixed depending on the country and its position in the economic cycle. In regions that have felt the effects of the recovery—the upscale segment in the United States (Sofitel), the United Kingdom, Asia-Pacific, South America and certain countries in Continental Europe—Ebitdar rose sharply on a like-for-like basis. On the other hand, the Economy segment in the United States and the hotels business in France saw only a modest like-for-like increase. For the hotels business as a whole, Ebitdar margin was unchanged at 27.9%.

The **Services** business enjoyed continued growth in all its markets, with an improvement in margins. Ebitdar rose by 19.3% on a like-for-like basis.

Strategic progress
A large number of strategic advances were made during the first half. In Hotels, the Accor network was extended with the opening of more than 100 units representing 13,000 rooms (of which 46% outside Europe) and the completion of the program to co-brand Dorint hotels, now operated under a management contract, with the Sofitel, Novotel and Mercure chains. Accor also announced the purchase of a 28.9% stake in Club Méditerranée and expanded its offering for weekend, getaway and leisure customers. New acquisitions were made by Accor Services in gift vouchers and cards in the United Kingdom (Capital Incentives) and by Carlson Wagonlit Travel in France (Protravel) and the United States (Maritz). In casinos, Accor is joining forces with Groupe Lucien Barrière to create a European leader.

Outlook
After the first-half growth in results, summer business was lackluster in France and the Economy segment in the United States has yet to benefit from the return to growth. The outlook for the fall is more promising and the Services business is pursuing its growth. In this context, Accor has set a full-year profit before tax objective of EUR 570 to 590 million, versus EUR 523 million in 2003.

Thanks to its unique advantages and steady, balanced expansion that provides new sources of growth around the world, Accor continues to look to the future with confidence.

****

With 158,000 people in 140 countries, **Accor** is the european leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities :

- **hotels**: nearly 4,000 hôtels (455,000 rooms) in 90 countries, casinos, travel agencies and restaurants ;
- **services** to corporate clients and public institutions: 14 million people in 34 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director
Investor Relations
Tel : +33.(0).1.45.38.86.26

Further information on Accor is available on Internet at : ***accor.com***



ACCOR

Consolidated accounts
2004 Interim Results

CONSOLIDATED INCOME STATEMENT

In € millions	Notes	2003	1st sem. 2003	1st sem. 2004
Revenues		6,774	3,278	3,418
Other operating revenues		54	28	25
CONSOLIDATED REVENUES	3	**6,828**	**3,306**	**3,443**
Operating expense		(5,059)	(2,489)	(2,587)
EBITDAR	4	**1,769**	**817**	**856**
Rental expense	5	(730)	(366)	(377)
EBITDA		1,039	451	479
Depreciation and operating provision expense	6	(436)	(228)	(219)
EBIT	7	603	223	260
Net interest expense	8	(74)	(33)	(38)
Income from companies accounted for by the equity method	9	(6)	(10)	3
PROFIT BEFORE TAX		**523**	**180**	**225**
Gains and losses on disposal of hotel properties	10	68	40	1
Gains and losses on disposal of other assets	11	(17)	6	(16)
Amortization of goodwill	14	(107)	(49)	(53)
Income tax	12	(163)	(55)	(66)
Exceptional items (net of tax and minority interests)	13	-	-	-
CONSOLIDATED NET INCOME	36	**304**	**122**	**91**
Minority interests	23	(34)	(16)	(10)
NET INCOME (GROUP SHARE)		**270**	**106**	**81**
Weighted average number of shares outstanding (in thousands)	22	197,730	197,730	197,740
BASIC EARNINGS PER SHARE (in €)		**1.36**	**0.54**	**0.41**
Fully diluted earnings per share (in €)	22	1.35	0.54	0.43
DIVIDEND PER SHARE (IN €)		**1.05**	**N/A**	**N/A**

CONSOLIDATED BALANCE SHEET

ASSETS In € millions	Notes	1st sem. 2003	2003	1st sem. 2004
GOODWILL	14	**1,791**	**1,719**	**1,755**
INTANGIBLE FIXED ASSETS	15	**425**	**384**	**400**
PROPERTY, PLANT AND EQUIPMENT	16	**4,375**	**4,133**	**4,140**
Long-term loans	17	442	450	431
Investments in companies accounted for by the equity method	18	203	202	212
Other investments	19	379	386	381
TOTAL FINANCIAL ASSETS		**1,024**	**1,038**	**1,024**
TOTAL FIXED ASSETS	20	**7,615**	**7,274**	**7,319**
Inventories		169	64	67
Trade accounts receivable		1,257	1,074	1,280
Other receivables and accruals	21	1,037	946	1,048
Service voucher reserve funds		341	340	337
Receivables on asset disposals	28	106	18	15
Short-term loans	28	175	186	190
Marketable securities	28	469	833	627
Cash and cash equivalents	28	274	221	265
TOTAL CURRENT ASSETS		**3,828**	**3,682**	**3,829**
TOTAL ASSETS		**11,443**	**10,956**	**11,148**

CONSOLIDATED BALANCE SHEET

LIABILITIES AND SHAREHOLDERS' EQUITY In € millions	Notes	1st sem. 2003	2003	1st sem. 2004
Share capital		593	593	593
Additional paid-in capital		1,903	1,903	1,904
Reserves (retained earnings)		1,267	1,268	1,268
Cumulative translation adjustment		(272)	(447)	(372)
Net income for the year		106	270	81
SHAREHOLDERS' EQUITY	22	**3,597**	**3,587**	**3,474**
Minority interests	23	106	96	90
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS		**3,703**	**3,683**	**3,564**
Provisions for contingencies and charges	24	578	551	549
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	25 & 28	116	80	41
Convertible bonds (OCEANES)	26 & 28	570	1,186	996
Other long-term debt	28	2,799	1,896	2,105
Obligations under finance leases	28	143	182	167
TOTAL LONG-TERM DEBT	27	**3,628**	**3,344**	**3,309**
TOTAL NON-CURRENT LIABILITIES AND SHAREHOLDERS' EQUITY		**7,909**	**7,578**	**7,422**
Trade accounts payable		728	647	754
Other payables and accruals	21	1,083	1,009	1,121
Service vouchers in circulation		1,284	1,346	1,390
Short-term debt	27 & 28	337	278	347
Bank overdrafts	28	102	98	114
TOTAL CURRENT LIABILITIES		**3,534**	**3,378**	**3,726**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**11,443**	**10,956**	**11,148**

CONSOLIDATED STATEMENT OF CASH FLOWS

In € millions at 30 June 2004	Notes	2003	1st sem 2003	1st sem 2004
EBITDA		1,039	451	479
Net interest expense (including provision movements)		(74)	(33)	(40)
Income tax (including provision movements)		(147)	(48)	(62)
Elimination of provision movements included in net interest expense and income tax		24	7	11
Dividends received from companies accounted for by the equity method		5	2	1
FUNDS FROM OPERATIONS	29	**847**	**379**	**389**
Renovation and maintenance expenditure (1)	30	(284)	(139)	(133)
FREE CASH FLOW		**563**	**240**	**256**
Development expenditures and investments in technology (2)	31	(586)	(279)	(209)
Proceeds from disposals of assets (3)		461	198	115
Decrease / (increase) in working capital		78	(198)	(40)
Non-operating (gains) losses		(63)	(34)	(34)
NET CASH PROVIDED (USED) BY OPERATING AND INVESTING ACTIVITIES		**453**	**(73)**	**88**
Dividends paid (4)		(294)	(270)	(279)
Share issues (reduction in capital) (5)		-	-	-
Effect of exchange rate changes (6)		173	90	(22)
Impact of changes in the scope of consolidation on provisions and minority interests (7)		8	12	2
DECREASE / (INCREASE) IN NET DEBT	28	**340**	**(241)**	**(211)**

Net debt at beginning of period		(2,802)	(2,802)	(2,462)
Net debt at end of period		(2,462)	(3,043)	(2,673)
DECREASE / (INCREASE) IN NET DEBT	28	**340**	**(241)**	**(211)**

NET CASH FROM OPERATING ACTIVITIES		**862**	**147**	**315**
NET CASH USED BY INVESTING ACTIVITIES (1)+(2)+(3)		**(409)**	**(220)**	**(227)**
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES (4)+(5)		**(294)**	**(270)**	**(279)**
OTHER CASH FLOWS (6)+(7)		**181**	**102**	**(20)**
DECREASE / (INCREASE) IN NET DEBT (see note 28)		**340**	**(241)**	**(211)**

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (BEFORE MINORITY INTERESTS)

In € millions	Number of shares outstanding	Capital stock	Additional paid-in capital	Cumulative translation adjustment (1)	Retained earnings and net income	Consolidated shareholders' equity
At December 31, 2002	**197,729,819**	**593**	**1,903**	**(135)**	**1,632**	**3,893**
Issuance of shares :						
- On conversion of bonds						
- On exercise of stock options	1,000					
- Purchases of treasury stock						
- Mergers						
- Employee share issue						
Gross dividends paid					(264)	(264)
Translation adjustments				(312)		(312)
Net income for the year					270	270
At December 31, 2003	**197,730,819**	**593**	**1,903**	**(447)**	**1,538**	**3,587**
Issuance of shares :						
- On conversion of bonds						
- On exercise of stock options	22,000	-	1			1
- Purchases of treasury stock						
- Mergers						
- Employee share issue						
Gross dividends paid					(270)	(270)
Translation adjustments				75		75
Net income for the semester					81	81
At June 30, 2004 (2)	**197,752,819**	**593**	**1,904**	**(372)**	**1,349**	**3,474**

(1) Including a €15 million negative adjustment related to euro-zone countries at December 31, 2002
Including a €17 million negative adjustment related to euro-zone countries at December 31, 2003
Including a €14 million negative adjustment related to euro-zone countries at June 30, 2004

(2) At June 30, 2004, ACCOR held 1,528,731 shares in treasury stock, for €55 million. These shares have been deducted from shareholders' equity at cost.

The €75 million positive translation adjustment for 2004 primarily concerns the US dollar. The Euro's evolution against the dollar resulted in a positive translation adjustment to the value of the Group's North American assets, mainly Motel 6 and Red Roof Inns, in the amount of €56 million for 2004.

The euro / US dollar exchange rates used were:

- at December 2002 1.0487
- at December 2003 1.2630
- at June 2004 1.2155

KEY MANAGEMENT RATIOS

	Notes	1st sem. 2003	2003	1st sem. 2004
Gearing	a	82%	67%	75%
Adjusted Funds From Operations / adjusted net debt	b	15.2%	15.7%	15.7%
Interest Cover	c	5.4	5.6	5.6
Return on Capital Employed	d	9.9%	9.2%	9.7%
Economic Value Added ® (in € millions)	e	231	208	207

Note (a): Gearing corresponds to the ratio of net debt to shareholders' equity (including minority interests).

Note (b): Based on the method used by the main rating agencies, the adjusted funds from operations / adjusted net debt ratio are calculated as follows:

- Funds from operations (see consolidated statement of cash flows) are adjusted by adding back two-thirds of rental expense.
- Net debt is adjusted to take into account business acquisitions and disposals, prorated on the basis of the impact on the income statement. For example, the proceeds from a disposal carried out on December 31 will be eliminated in full from the cash equivalents used to compute net debt. Adjusted net debt includes eight times annual rental expense in accordance with the methods recommended by the three leading rating agencies.

Note (c): Interest cover corresponds to Ebitdar expressed as multiple of net interest expense plus one-third of rental expense.

Note (d): Return on Capital Employed (ROCE) is defined below.

Note (e): Economic Value Added (EVA) was calculated as follows for 2003 and 2004:

		1st sem. 2003	2003	1st sem. 2004
Cost of equity	(1)	9.17%	8.15%	8.11%
Cost of debt (after tax)		2.26%	2.33%	2.35%
Equity / debt weighting				
Equity		54.86%	59.93%	57.16%
Debt		45.14%	40.07%	42.84%
Weighted average cost of capital (WACC)	**(2)**	**6.05%**	**5.82%**	**5.64%**
ROCE after tax	**(3)**	**8.07%**	**7.63%**	**7.45%**
Capital employed (see ROCE below) (in € millions)		**11,602**	**11,599**	**11,422**
Economic Value Added ® (in € millions)	**(4)**	**231**	**208**	**207**

(1) The Beta used to calculate the cost of equity for 2003 and 2004 was respectively 1.0 and 1.0.

(2) WACC is determined as follows :

$$\text{Cost of Equity} \times \frac{\text{Equity}}{(\text{Equity} + \text{debt})} + \text{Cost of Debt} \times \frac{\text{Debt}}{(\text{Equity} + \text{Debt})}.$$

(3) ROCE after tax is determined as follows :

$$\frac{\text{Adjusted EBITDA} - [(\text{Adjusted EBITDA} - \text{depreciation and operating provision expense}) \times \text{tax rate}]}{\text{Capital employed}}$$

For example, the data used at June 30, 2004 were as follows:

Adjusted EBITDA	:	M€1,113	(see ROCE below)
Depreciation and operating provision expense	:	M€ - 219	
Normative tax rate	:	29.2 %	
Capital employed	:	M€11,422	(see ROCE below)

(4) EVA is determined as follows :
(ROCE after tax – WACC) X Capital employed

The impact of a 0.1 increase or decrease in the Beta would have been €28 million in 2003 and €26 million in 2004.

RETURN ON CAPITAL EMPLOYED (ROCE)

Return on Capital Employed (ROCE) is a key management indicator used internally to measure the performance of the Group's various businesses.
It is also an indicator of the profitability of assets that are either non-consolidated or accounted for by the equity method.

It is calculated on the basis of aggregated amounts derived from the consolidated financial statements:

- Adjusted EBITDA: for each business, total of EBITDA, plus financial revenues (dividends and interest income) generated by unconsolidated assets, plus share in the net income of companies accounted for by the equity method ;

- Capital Employed: for each business, total value of fixed assets, based on average cost of total of gross assets, plus working capital.

ROCE corresponds to the ratio between EBITDA and average capital employed for the period. In June 2004, ROCE stood at 9.7 versus 9.2% the previous year.
Excluding hotels under construction (representing capital employed that does not currently generate any EBITDA), ROCE would have been 9.9% in June 2004 versus 9.4% in December 2003.

In € millions		1st sem. 2003 (12 months)	2003	1st sem. 2004 (12 months)
Capital employed at year-end		11,601	11,250	11,255
Adjustments related to business acquisitions and disposals	(1)	9	283	(85)
Effect of exchange rate changes on capital employed	(2)	(8)	66	252
Capital employed		**11,602**	**11,599**	**11,422**
EBITDA		1,087	1,039	1,067
Interest income on external loans and dividends		56	37	36
Income from companies accounted for by the equity method		1	(6)	10
Other adjustments		-	-	-
Adjusted EBITDA		**1,144**	**1,070**	**1,113**
ROCE (Adjusted EBITDA / Capital employed)		**9.9%**	**9.2%**	**9.7%**

(1) For the purpose of calculating ROCE, capital employed in businesses acquired or disposed of during the year is prorated over the period of ownership. For example, the capital employed in a business acquired on December 31 that did not generate EBITDA during the year would not be included in the calculation.

(2) Capital employed is translated at the average exchange rate for the year, corresponding to the rate used to translate EBITDA.

Return on capital employed ((1)/(2) ratio) over a 12-month rolling period broken down as follows:

Activities	1st sem. 2003 (12 months)	2003	1st sem. 2004 (12 months)
HOTELS	**9.3%**	**8.7%**	**9.0%**
Up and Mid Scale *	8.1%	6.8%	7.7%
Economy Hotels **	14.7%	15.1%	15.1%
Economy Hotels United States	7.8%	7.2%	7.0%
SERVICES	**25.1%**	**24.2%**	**26.7%**
Other businesses			
Travel Agencies	8.0%	6.9%	7.7%
Casinos	14.7%	15.5%	16.2%
Restaurants	10.0%	11.0%	12.9%
Onboard Train Services	9.0%	9.5%	7.3%
Other	2.0%	2.6%	2.9%
Total Group	**9.9%**	**9.2%**	**9.7%**

(*) 7.1% and 7.9% excluding hotels under construction as of December 31, 2003 and June 30, 2004 respectively

(**) 15.8% and 15.9% excluding hotels under development as of December 31, 2003 and June 30, 2004 respectively

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the ACCOR Group have been prepared in accordance with French generally accepted accounting principles, including the Group conforms to standard CRC 99-02.
As of January 1, 2002, the Group adopted standard CRC 2000-06 concerning liabilities. This change in method had no impact on both opening shareholders' equity and net income for the period.

In view of the international scope of its businesses, where alternative accounting treatments are permitted under French rules, the Group has selected the accounting treatment that most closely reflects international accounting practices (capitalization of finance leases, full recognition in the balance sheet of employee benefit obligations including unrealized exchange gains and losses).

The financial statements of consolidated companies, prepared in accordance with local accounting principles, have been restated to conform to Group principles prior to consolidation.

A. Consolidation methods

The companies over which the Group exercises exclusive control, directly or indirectly, are fully consolidated.

Companies controlled and operated jointly by ACCOR and a limited number of partners are proportionally consolidated.

Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is considered as being exercised when the Group owns between 20% and 50% of the voting rights, directly or indirectly.

B. Goodwill

In the year following the acquisition of a consolidated company, fair value adjustments are made to the identifiable assets and liabilities acquired. In subsequent years, these fair value adjustments follow the same accounting treatment as the items to which they relate.
Goodwill, representing the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets at the date of acquisition, after the fair value adjustments, is amortized over the estimated period of benefit, not to exceed 40 years. The amortization period is determined based on the nature of the acquired business and prevailing market conditions, as well as the operating assumptions applied and projections made at the time of acquisition. The amortization periods applied are as follows:

- Hotels 40 years
- Onboard train services 40 years
- Services 40 years
- Travel agencies 20 years
- Restaurants 20 years
- Casinos 20 years

In the case of an unfavourable change in these factors, the amortization period may be shortened or an exceptional amortization may be booked.

C. Foreign currency translation

The balance sheets of foreign subsidiaries are translated into euros at the closing period exchange rate, and their income statements are translated at the average rate of the year. The resulting differences are recorded as a separate component of shareholders' equity under "Cumulative translation adjustment".

In the case of subsidiaries operating in hyper-inflationary economies, non-monetary balance sheet items are translated at the historical exchange rate, while monetary items are translated at the closing period exchange rate. Income statement items related to non-monetary balance sheet items are also translated at the historical rate.
Other income statement items are translated at the average rate of the month in which the translation was recorded. Differences resulting from the application of this method are recorded in the income statement under "Net interest expense".

D. Fixed assets

D.1. Intangible fixed assets

Intangible fixed assets are stated at cost.

Start-up costs and organization expenses are amortized over a maximum period of five years.

Lease rights are usually amortized over the life of the lease.

As from January 1, 2002 business rights, networks and brand names are included in goodwill and amortized by the straight-line method over maximum periods described in the above note B.
Intangible assets recognized in connection with business combinations are valued on the basis of estimates obtained from independent experts. These estimates are produced using relevant criteria for the business concerned, which are also applied in subsequent years to determine whether the related assets concerned have suffered any impairment.

- Identified brands are valued by applying a range of criteria, taking into account the level of brand recognition and the profits generated by the business conducted under the brand concerned.

- Market shares of services and onboard train services businesses representing investments made to strengthen the Group's market position are valued based on projections of future revenues and earnings.

- Brands and market shares are not amortized. They are assessed at regular intervals and whenever an event occurs which appears to indicate that their value may not be recoverable. If their fair value, as determined using the criteria applied at the time of acquisition, is lower than their net book value and the impairment in value is of a permanent nature, a provision is booked for the difference.

D.2. Property, plant and equipment

Property, plant and equipment are stated at cost, including capitalized interest. They are depreciated on a straight-line basis over the following useful lives:

• Formule 1 / Etap / Motel 6 / Red Roof / Studio 6 hotels	40 years
• Other hotels	60 years
• Onboard train services rolling stock	20 years
• Other buildings	10 to 30 years
• Fixtures and fittings, furniture	5 to 10 years

D.3. Finance leases, sale and lease-back transactions

In accordance with the recommended French accounting method dealing with leases, assets acquired under finance leases are capitalized. The Group qualifies as finance leases any leases that transfer substantially all of the risks and rewards of ownership to the lessee. The related assets are capitalized and depreciated over their estimated useful lives, and the liability in the same amount is recorded under liabilities.
The gain on assets sold under sale and lease-back agreements with all the characteristics of a finance lease is deferred and recognized in the income statement over the life of the lease, except in the case of a permanent impairment in value of the asset.
All other leases are treated as operating leases. Payments under these leases are recorded directly in the income statement. Future payments under operating leases are presented in note 5 below. Gains on assets sold under sale and lease-back agreements with all the characteristics of an operating lease, where the sale price and rent are based on market values determined most frequently by an independent expert, are recognized directly in income.

D.4 Other capital assets.

Long-term financial portfolio investments and investments in non-consolidated companies are recorded at cost.

D.5. Long-lived assets

Long-lived assets are stated at cost. Assets whose value is impaired are written down to fair value, or market value in the case of assets that are intended to be sold.

- Fair value of intangible assets and goodwill

At each year-end, the Group determines whether there are any indicators of impairment in value of intangible assets. These indicators may include a fall in EBIT or a loss of market share. Where there is an indication that the value of an intangible asset may be impaired, if the asset is not intended to be sold, its fair value is assessed using the discounted cash flow method, including a final value determined by reference to the long-term rate of growth in revenues generated by the asset. The valuation is generally based on a maximum of five years' projected cash flows and a pre-tax discount rate.

Allowances for impairment in value are charged to the income statement under "Gains and losses on management of other assets" and/or "Amortization of goodwill" (See note 1.P.6).

- Fair value of property, plant and equipment

At each year-end, the Group determines whether there are any indicators of impairment in value of property, plant and equipment. These indicators may include a fall in EBITDAR or a decline in prices on the real estate market. Where there is an indication that the value of an asset may be impaired, its fair value is assessed based on a multiple of EBITDA and on the discounted cash flow method, including a final value determined by reference to the long-term rate of growth in revenues generated by the asset. As in the case of intangible assets, the valuation is generally based on a maximum of five years' projected cash flows and a pre-tax discount rate.

The amount of the impairment is determined by comparing the net book value of the asset with the higher of the values obtained by applying the two recommended methods described above. Allowances for impairment in value are charged to the income statement under "Gains and losses on management of the hotel portfolio" (See note 1.P.5).

- Fair value of investments in non-consolidated companies

The fair value of investments in non-consolidated companies is based on the Group's equity in the underlying revalued net assets, the earnings outlook of the company concerned and other indicators. The fair value of long-term financial portfolio investments reflects the general outlook for the company concerned and therefore does not systematically correspond to market value in the case of listed shares.

E. Inventories

Inventories are stated at the lower of weighted average cost and probable realizable value. Moreover, they include assets held for resale.

F. Service voucher reserve funds

As a result of legal restrictions on the use of Ticket Restaurant operating funds in France, these funds are held in special escrow accounts.

G. Marketable securities

Market securities are stated at the lower of cost and market.

H. Deferred charges

Deferred charges include:

- Costs incurred prior to the opening of new hotels and restaurants, which are written off over three years in the case of hotels and over one year in the case of restaurants;
- Costs related to the acquisition of fixed assets, which are written off over a maximum of five years;
- Bond issuance costs, which are written off over the life of the issue;
- Costs related to the development of data processing systems, which are written off over the useful life of the systems.

Deferred charges are included in "other receivables and accruals"

I. Prepaid expenses

Prepaid expenses correspond to expenses paid during a given period but related to the following periods. They also include the rental expenses which are charged to the income statement on a straight-line basis over the life of the lease (see note 5).
Prepaid expenses are included in "other receivables and accruals".

J. Payroll costs

Payroll costs include all sums paid by the Company to its salaried employees, including employee profit-sharing.

K. Provisions

The ACCOR Group applies the standards 00-01 of April, 20, 2000 of the National Council of Accountancy, concerning the accounting liabilities adopted by the recommended method contained in the standard 00-06 of December 7, 2000 issued by the "Comité de la Règlementation Comptable". Provisions are booked when at the end of the period an obligation exists towards a third party and which will produce a probable or certain outflow in his favour, without counterpart at least equivalent expected by him. These bonds can be legal, regulated or contractual. They are evaluated according to their nature by taking into account the most probable assumption or by using the statistical methods.

Effective from January 1, 2000, full provision is made for these commitments, in accordance with the recommended method contained in standard CRC 99-02 issued by the "Comité de la Réglementation Comptable".

Obligations under defined benefit plans are calculated in accordance with IAS 19. The amount of the obligation is estimated by the projected unit credit method, based on actuarial assumptions concerning future salary levels, retirement age, mortality and staff turnover rates and discount rates. The assumptions applied take into account macro-economic conditions in the countries where the Group operates and other specific circumstances.
The projected benefit obligation was determined by taking into account the fair value of plan assets. Unamortized actuarial gains and losses at that date were not charged to opening shareholders' equity.

Actuarial gains and losses arising from changes in actuarial assumptions are recorded directly in provisions for contingencies and charges.

L. Foreign currency conversion

Transactions carried out by Group companies in currencies other than their local currency are converted at the exchange rate ruling on the transaction date.

Foreign currency receivables and payables other than those for which the exchange rate has been fixed by means of a hedging contract are converted into euros at the closing period exchange rate and the resulting unrealised exchange gain or loss is recorded in the income statement under "Net interest expense".

M. Deferred taxes

Deferred taxes are recognized by the liability method for all temporary differences between the book value of assets and liabilities and their tax basis. Under the liability method, deferred taxes recognized in prior years are adjusted at the year-end based on the latest known tax rate. The effects of the change in tax rate are stated in the Profit and Loss account of the periods that are concerned by the tax rate variation.

Deferred tax assets on ordinary and evergreen tax loss carry forwards are recognized only if they are almost certain of being recovered in the foreseeable future. Deferred tax liabilities are included in "Provisions for contingencies and charges".

N.1 Stock options

Certain subsidiaries, mainly in the United States and in France, have set up employee stock option plans. As these subsidiaries are not listed, the Group is committed to buying back the shares issued on exercise of the options, at a price based on their fair values (generally corresponding to a multiple of EBITDA less net debt).

At each year-end, the Group estimates the impact of the exercise of stock options on its equity in the net assets of the subsidiary concerned. The potential dilutive effect is provided for. The provision is charged to the income statement under "Gains and losses on disposals of other assets".

Stock options granted by the parent company do not affect consolidated net income. When the stock options are exercised, the Group records the shares issued as a capital increase according to the payments received from the employees concerned.

N.2 Self-detained Accor shares

ACCOR SA shares held by the parent company and/or Group companies are recorded as marketable securities, when the shares were specifically acquired for allocation to employees or to stabilize the share price. In all other case, they are deducted from consolidated shareholders' equity.

ACCOR SA shares held as marketable securities are recorded at the lower of cost and market. Provisions for impairment and any gain or loss on the sale of these shares are posted to the income statement.

In all other cases, the gain or loss on the sale of treasury stock and the related tax effect is directly recorded in consolidated shareholders' equity, without impacting net income for the year. These shares are not written down.

O. Financial instruments

Gains and losses on financial instruments acquired as hedges are accounted for on a symmetrical basis with the loss or gain on the hedged asset or liability.

P. Income statement and statement of cash flows

The consolidated income statement and statement of cash flows are presented on the same basis as the management reporting schedules used to manage the business.

P.1 Revenues

Revenues correspond to the value of products and services sold in the normal course of business by fully and proportionally consolidated companies. These revenues include:

- Hotels : properties or hotels operate under lease contract, all revenues received from clients (including accommodation, catering and other services), hotels which are either managed or franchised, a received remuneration (management and franchise fees)
- Services: fees received from client companies and participating restaurants, royalties for the use of trademarks and technical assistance fees.
- Travel agencies: ticket sale, car rental and hotel booking commissions, service fees and margins on vacation package sales without risk.
- Onboard train services: sleeping compartment and food services billed to railway operators and subsidies received.
- Casinos: gross receipts from gaming activities (slot machines and traditional casino games).

P.2 Other operating revenues

Other operating revenues include interest income on service voucher reserve funds.

These revenues plus the revenues defined above together represent the headline consolidated revenue figure used in Group communications.

P.3 EBITDAR

Earnings before interest, tax, depreciation, amortization and rental expense (EBITDAR) correspond to revenues less operating expenses. EBITDAR is used as a key management ratio.

P.4 Profit before tax

Profit before tax corresponds to earnings after net interest expense and income from companies accounted for by the equity method. It therefore represents an indicator of Group performance after taking into account financing costs.

P.5 Gains and losses on disposals of hotel properties

This item includes not only gains and losses on disposals of hotel properties, but also movements in provisions for impairment in value on properties that are not intended to be sold. The disposals represent routine hotel portfolio management transactions, and are not directly related to the management of continuing operations.

P.6 Gains and losses on disposals of other assets

This item corresponds to gain and losses on disposals of fixed assets other than hotels and movements in provisions for impairment in the value of these assets, as well as other non-operating gains and losses.

The transactions concerned are not directly related to the management of continuing operations.

P.7 Exceptional items (net of taxes and of minority interests)

Exceptional items correspond to income and expense that are exceptional in terms of their amount and frequency and which do not relate to the Group's continuing operations. They primarily concern significant changes in the portfolio.

P.8 Consolidated statement of cash flows

The consolidated statement of cash flows is presented on the same basis as the management reporting schedules used internally to manage the business. It shows cash flows from operating and investing activities on the one hand and cash flows from financing activities on the other.

Cash flows from operating and investing activities include:

- Funds from operations after changes in deferred taxes and capital gains or losses on disposals of assets.
- Renovation and maintenance expenditure to maintain existing operating assets in a good state of repair.
- Development expenditures, including the fixed assets of newly-consolidated subsidiaries and additions to fixed assets of existing subsidiaries.
- Proceeds from the disposal of assets.
- The net change in working capital.

Q. Earnings per share

The accounting rules and methods used to calculate basic and diluted earnings per share comply with IAS 33 recommendation 27 of the "Ordre des Experts Comptables Français".

NOTE 2. CHANGES IN THE SCOPE OF CONSOLIDATION

A. Disposals

A.1 Disposals and lease-back of hotel buildings

In 2003, the Group disposed of €265 million worth of buildings, followed by lease contract:

- 4 Up and Mid Scale hotels in France, for total proceeds of €46 million.
- 2 Up and Mid Scale hotels in the United Kingdom of €51 million.
- 5 in Hungary for total proceeds of € 88 million.
- 15 Economy properties in France, United Kingdom and Spain for total proceeds of €73 million.

During the first semester of 2004, the Group disposed of €63 million worth of buildings:

- 1 Up and Mid Scale hotel in Spain, for total proceeds of €15 million;
- 8 Up and Mid Scale hotels in Portugal, for total proceeds of €28 million;
- 1 Up and Mid Scale hotel in Italy, for total proceeds of €18 million.

A.2 Disposals of hotels

ACCOR also sold the buildings and business rights of hotels for a total amount of €94 million in 2001, €121 million in 2002 and €101 million in 2003.

In 2003, the €101 million disposals were related to:

- 1 Up and Mid Scale property in Portugal, for total proceeds of €4 million.
- 11 Up and Mid Scale and Economy properties in Poland, for total proceeds of €64 million.
- 4 Economy properties in France, for total proceeds of €3 million.
- 3 Up and Mid Scale hotels in France, for total proceeds of €8 million.
- 1 Economy property in the United States, for total proceeds of €3 million.
- 1 Up and Mid Scale hotels in Brazil, for total proceeds of €2 million.

During the first semester of 2004, the Group disposals concerned :

- 2 Economy properties in Australia, for total proceeds of €4 million;
- 3 Up and Mid Scale properties in France, for total proceeds of €6 million.

A.3 ACCOR-Colony Capital Partnership in ACCOR Casinos

In 2001, ACCOR and the American investment fund Colony Capital signed an agreement aimed at creating Europe's leading group of casinos. As a consequence of this partnership, Colony Capital acquired 50% of ACCOR Casinos, (6% in 2001 and 44% in 2002). ACCOR continues to manage the company.

The deal was based on an enterprise value of €450 million and generated an after-tax consolidated capital gain of €68 million.

ACCOR has granted a €80 million loan to Colony Capital (see Note 17) in the frame of this operation.

In January 2004, The Barrière Desseigne family, ACCOR and Colony Capital have signed an agreement based on the combination of the casino and hotel assets of "Société Hôtelière de la Chaîne Lucien Barrière" (SHCLB), "Société des Hôtels et Casino de Deauville "(SHCD), ACCOR Casinos, and their respective subsidiaries.
The Barrière Desseigne family currently owns 100% of SHCLB and 54% of SHCD. ACCOR owns 35% of SHCD and 50% of ACCOR Casinos, with Colony Capital owning the remaining 50% of ACCOR Casinos.

Following this agreement, ACCOR will hold 34% of The Barrière Desseigne Group and will consolidate this entity using the proportional method. The new shareholding structure will be accompanied by a shareholders' agreement setting forth the Group's governance, in particular with respect to certain of the Group's major decisions. Under the shareholders' agreement, Colony Capital will have an option to sell its shareholding to ACCOR, with ACCOR holding a similar option to buy Colony Capital's shareholding.
Pro-forma for the transaction, gross revenues for the Group were approximately €900 million for fiscal year 2003. The Group will operate 37 casinos, with close to 5,000 slot machines in locations that include Deauville, Enghien, La Baule, Montreux, Bordeaux, Biarritz and Nice. Additionally, the Group will operate 13 luxury hotels and a substantial restaurant business, including Fouquet's on the Champs-Elysées in Paris.

The agreement is, among other things, subject to the particular approval by the antitrust authorities and supervisory authorities. Considering this, the agreement had no impact on consolidated accounts as of June 30, 2004.

B. Investment program

B.1 Full acquisition of Go Voyages

ACCOR acquired an initial 38.5% of Go Voyages in 2000 for a total price of €11.9 million.
In 2002, another 21.5% of the company was acquired for €12.3 million, raising the Group's interest to 60%.
In 2003, ACCOR increased its participation in Go Voyages by 10%, for an amount of €7.2 million, raising Group's interest to 70%.
In 2004, ACCOR's interest increased by 30% to reach 100% of Go Voyages capital, consecutive to an acquisition during the first semester of 2004, for a total amount of €22 million.

Following implementation of innovative IT tools, Go Voyages is one of the most active and most efficient players in the travel and tourism market, especially on the Internet.

B.2 Acquisition of 40.19% of the capital of Dorint AG

During the second half of 2002, agreements were signed with German hotel management group Dorint AG and its major shareholder, Dr. Herbert Ebertz.

In September 2002, ACCOR SA acquired a 16.79% interest in Dorint AG. In addition, another 13.21% of the company's capital was placed in an escrow account. This breakdown corresponds to the accounting treatment of the transaction in the parent company accounts.

In the consolidated accounts, which were published after the European Union competition authorities had approved the transaction; the shares held in escrow were considered as investment securities and accounted for as "other investments". At December 31, 2002, investments in non-consolidated companies amounted to €49.7 million.

ACCOR did not exercise any significant influence over Dorint in 2002, and consequently did not account for the company by the equity method in the 2002 financial statements.

ACCOR accounted for the company by the equity method since February 1, 2003, date of definitive agreement between ACCOR and Dorint.

ACCOR may also purchase an additional 25% of the company at any time between 2008 and 2010 by exercising a call option granted by Dr. Ebertz. This purchase option is based on a multiple of EBITDA of which is subtracted consolidated net debt, with a minimum fixed purchase price of €45 million. Lastly, ACCOR granted Dr. Herbert Ebertz a €35 million loan and gave Dorint AG a €25 million bank guarantee, "pari passu" with Dr. Herbert Ebertz. Today, Dorint AG owns 88 hotels totalling 15,400 rooms.

In addition, the Management Board and Supervisory Board of Dorint AG have approved the creation of a strategic partnership with ACCOR, based on franchise and marketing agreements. All Dorint hotels will be co-branded as Dorint-Sofitel, Dorint-Novotel and Dorint-Mercure properties. The Dorint sales and marketing teams have been integrated into the ACCOR network since February 1, 2003.
As mentioned above, since February 1, 2003, ACCOR accounted the Dorint Group for by the equity method to the extent of its portion of capital held on the period, namely 30%.

At the end of the first semester 2003, within the context of a capital increase subscribed by ACCOR and Dr. Herbert Ebertz, ACCOR acquired a further 10.19% for total proceeds of €13.2 million, raising Group's interest to 40.19%, a rate at which ACCOR accounted the Dorint Group for by the equity method during the second semester 2003.

At the beginning of the year 2004, ACCOR has announced its support for the long-term plan proposed by the Dorint Management Board and approved by the Supervisory Board. The plan is designed to position the German hotel company to make the most of the coming economic recovery in Germany.

The plan, which extends measures undertaken in 2003 to reduce rental expense and operating costs, is based on the following measures:

- A €42 million new share issue;
- An additional issue of new shares planed for 2005, in a maximum amount of €8 million;

• The implementation of a management contract of Dorint hotels by ACCOR Germany, in order to improve their sales and operating performance as part of the co-branding strategy now being deployed with the Sofitel, Novotel and Mercure brands.

The plan will be submitted to Dorint shareholders for approval at an Extraordinary Shareholders' Meeting. The company's two largest shareholders, ACCOR and the Ebertz family, have announced their support to the plan, with ACCOR taking part of the €42 million capital increase for an amount of €8 million, having its participation reduced to 32.1% as of end July 2004.

B.3 Acquisition of 28.9% of the capital of Club Méditerranée

ACCOR has announced that it is acquiring a 28.9% equity interest in Club Méditerranée, including the 21.2% of shares held by Agnelli Group (Exor/Ifil) and 7.7% held by Caisse des Dépôts et Consignations (CDC). With the acquisition, Accor will become the core shareholder in Club Méditerranée. The transaction is subject to approval by the monopolies and mergers commissions.
The transaction will be based on an acquisition price of €45 for each Club Méditerranée share, for a total of €252 million, plus an earn-out clause, representing a maximum of €41 million as for the Agnelli Group and 550,000 Accor shares as for the CDC Group.
The acquisition was financed by a €278 million ORANE convertible bond issue in August 2004. Each €40 bond will be convertible into one Accor share. The issue was largely underwritten by CDC which purchased bonds totaling €269 million. Conversion of the bonds is contingent on the transaction being approved by the European anti-trust authorities.

This operation had no impact on June 30, 2004 consolidated accounts.

B.4 Other investments (external and organic growth)

Taking into account external and organic growth, since January, 2004, the Group opened or acquired 107 hotels (13,333 rooms) and closed 70 hotels (8,903 rooms).

B.4.a Hotel portfolio by brand and type of management at June 30, 2004

At June 30, 2004, the hotel portfolio broken down by brand and type of management as follows:

In number of hotels	Ownership	Rental	Management	Franchise	Total
Sofitel	29	43	80	28	**180**
Novotel	64	161	99	68	**392**
Mercure	57	200	195	265	**717**
Ibis	129	272	59	218	**678**
Etap Hotel	84	90	9	116	**299**
Formule 1	238	116	3	15	**372**
Red Roof	95	153	-	100	**348**
Motel 6 / Studio 6	231	492	1	164	**888**
Others	6	13	32	6	**57**
Total	**933**	**1,540**	**478**	**980**	**3,931**
Total in %	*23.7%*	*39.2%*	*12.2%*	*24.9%*	*100.0%*

At June 30, 2004, the number of rooms broken down by brand and type of management as follows:

In number of rooms	Ownership	Rental	Management	Franchise	Total
Sofitel	4,629	9,815	17,239	5,299	**36,982**
Novotel	9,649	25,019	21,450	12,121	**68,239**
Mercure	5,561	27,727	25,131	27,261	**85,680**
Ibis	14,510	33,936	9,084	16,290	**73,820**
Etap Hotel	6,220	8,006	803	8,650	**23,679**
Formule 1	17,510	9,287	270	1,004	**28,071**
Red Roof	11,647	17,593	-	8,876	**38,116**
Motel 6 / Studio 6	25,530	55,873	59	11,427	**92,889**
Others	1,310	1,969	6,315	1,217	**10,811**
Total	**96,566**	**189,225**	**80,351**	**92,145**	**458,287**
Total in %	*21.1%*	*41.3%*	*17.5%*	*20.1%*	*100.0%*

B.4.b Hotel portfolio by region and type of management at June 30, 2004

At June 30, 2004, breakdown of the hotel portfolio by region and type of management:

In number of hotels	Ownership	Rental	Management	Franchise	Total
France	387	367	85	470	**1,309**
Europe excluding France	141	445	61	215	**862**
North America	331	652	6	264	**1,253**
Latin America & Caribbean	26	22	96	13	**157**
Other Countries	48	54	230	18	**350**
Total	**933**	**1,540**	**478**	**980**	**3,931**
Total in %	*23.7%*	*39.2%*	*12.2%*	*24.9%*	*100.0%*

At June 30, 2004, number of rooms broken down by region and type of management as follows:

In number of rooms	Ownership	Rental	Management	Franchise	Total
France	31,918	43,731	8,535	34,790	**118,974**
Europe excluding France	16,558	57,791	10,690	32,529	**117,568**
North America	38,894	75,798	1,387	20,303	**136,382**
Latin America & Caribbean	4,071	4,040	13,459	1,419	**22,989**
Other Countries	5,125	7,865	46,280	3,104	**62,374**
Total	**96,566**	**189,225**	**80,351**	**92,145**	**458,287**
Total in %	*21.1%*	*41.3%*	*17.5%*	*20.1%*	*100.0%*

B.4.c Hotel portfolio by region and brand at June 30, 2004

At June 30, 2004, the hotel portfolio broken down by region and brand as follows:

In number of hotels	France	Europe (excl. France)	North America	Latin America & Caribbean	Other countries	Total
Sofitel	37	50	11	17	65	**180**
Novotel	123	165	6	18	80	**392**
Mercure	283	263	-	83	88	**717**
Ibis	347	256	-	36	39	**678**
Etap Hotel	219	79	-	-	1	**299**
Formule 1	285	44	-	2	41	**372**
Red Roof	-	-	348	-	-	**348**
Motel 6 / Studio 6	-	-	888	-	-	**888**
Others	15	5	-	1	36	**57**
Total	**1,309**	**862**	**1,253**	**157**	**350**	**3,931**
Total en %	*33.3%*	*21.9%*	*31.9%*	*4.0%*	*8.9%*	*100.0%*

At June 30, 2004, the number of rooms broken down by region and brand as follows:

In number of rooms	France	Europe (excl. France)	North America	Latin America & Caribbean	Other countries	Total
Sofitel	6,596	9,478	3,542	2,682	14,684	**36,982**
Novotel	15,943	29,771	1,835	2,974	17,716	**68,239**
Mercure	26,193	35,901	-	10,804	12,782	**85,680**
Ibis	30,577	31,752	-	5,445	6,046	**73,820**
Etap Hotel	16,678	6,882	-	-	119	**23,679**
Formule 1	21,107	3,184	-	699	3,081	**28,071**
Red Roof	-	-	38,116	-	-	**38,116**
Motel 6 / Studio 6	-	-	92,889	-	-	**92,889**
Others	1,880	600	-	385	7,946	**10,811**
Total	**118,974**	**117,568**	**136,382**	**22,989**	**62,374**	**458,287**
Total en %	*26.0%*	*25.7%*	*29.8%*	*5.0%*	*13.6%*	*100.0%*

B.4.d Hotel portfolio expected development at June 30, 2004

In number of rooms, the expected organic growth for the coming periods is :

In number of rooms	Ownership	Rental	Management	Franchise	Total
2004	1,008	3,948	4,099	2,963	**12,018**
2005	1,789	5,552	4,371	2,601	**14,313**
2006	1,583	6,276	739	278	**8,876**
2007	1,087	259	-	-	**1,346**
Total	**5,467**	**16,035**	**9,209**	**5,842**	**36,553**

NOTE 3. BREAKDOWN OF CONSOLIDATED REVENUES BY REGION AND BY BUSINESS

En € millions	France	Europe (hors France)	Amérique du Nord	Amérique Latine & Caraïbes	Autres pays	Structures mondiales (1)	30 juin 2004	30 juin 2003 Proforma (*)	31 déc. 2003 Proforma (*)
HÔTELLERIE	**825**	**794**	**539**	**65**	**181**	**51**	**2,455**	**2,343**	**4,850**
Haut et milieu de gamme	536	531	90	54	150	51	**1,412**	**1,295**	**2,695**
Économique	289	263	-	11	31	-	**594**	**561**	**1,166**
Économique États-Unis	-	-	449	-	-	-	**449**	**487**	**989**
SERVICES	**54**	**98**	**5**	**83**	**9**	**-**	**249**	**231**	**472**
Autres activités									
Agences de voyages	34	84	52	10	8	5	**193**	**193**	**382**
Casinos	97	-	-	-	10	-	**107**	**102**	**212**
Restauration	43	126	-	46	7	-	**222**	**208**	**419**
Services à bord des trains	64	59	-	-	-	1	**124**	**134**	**277**
Holdings et Autres	52	30	-	6	-	5	**93**	**95**	**216**
Total 30 juin 2004	**1,169**	**1,191**	**596**	**210**	**215**	**62**	**3,443**		
Total 30 juin 2003 Proforma (*)	**1,139**	**1,104**	**632**	**194**	**187**	**50**		**3,306**	
Total 31 déc. 2003 Proforma (*)	**2,352**	**2,270**	**1,276**	**404**	**413**	**113**			**6,828**

(1) Revenues of units of which the revenues (corresponding to royalties) are not generated in a single region is included under Worldwide Structures.

(*) Pro forma, 2003 revenues have been restated to be comparable with the revenues published in 2004. Reclassifications concern reallocation between geographical areas and reallocation between businesses.

Consolidated revenues totalled €3,443 million on June 30, 2004 versus €3,306 million on June 30, 2003 representing an increase of €137 million (+4.1%).
The reported year-on-year increase broken down as follows:

✓ Like-for-like	+5.3%	+174 M€
✓ Business expansion	+2.4%	+81 M€
✓ Currency effect	-2.2%	-68 M€
✓ Disposals	-1.4%	-50 M€
Evolution in revenues during first semester 2004	**+4.1%**	**137 M€**

Breakdown of consolidated revenues by business

In € millions	Reported	Like-for-like In €	Like-for-like %
HOTELS	**+112**	**+126**	**+5.4%**
Up and mid scale	+117	+93	+7.1%
Economy Hotels	+33	+22	+3.9%
Economy Hotels United States	(38)	+11	+2.4%
SERVICES	**+18**	**+22**	**+9.5%**
Other Businesses	**+7**	**+26**	**+3.6%**
Travel Agencies	-	+1	+0.4%
Casinos	+5	+1	+0.7%
Restaurants	+14	+16	+7.9%
Onboard Train Services	(10)	+2	+1.7%
Holding and Others	(2)	+6	+6.5%
Total Group	**+137**	**+174**	**+5.3%**

Breakdown of consolidated revenues by region:

In € millions	Reported	Like-for-like In €	Like-for-like %
France	+30	+32	+2.8%
Europe (excluding France)	+87	+63	+5.7%
North America	(36)	+24	+3.8%
Latin America	+16	+24	+12.4%
Other Countries	+28	+23	+12.5%
Worldwide Structures	+12	+8	+16.6%
Total Group	**+137**	**+174**	**+5.3%**

NOTE 4. BREAKDOWN OF EBITDAR BY REGION AND BUSINESS

In € millions	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (1)	June 30 2004	June 30 2003 Proforma (*)	Dec. 31 2003 Proforma (*)
HOTELS	225	242	170	8	44	(4)	685	655	1,439
Up and mid scale	135	145	17	5	30	(4)	328	296	661
Economy Hotels	90	97	-	3	14	-	204	190	418
Economy Hotels United States	-	-	153	-	-	-	153	169	360
SERVICES	18	51	1	37	1	(6)	102	88	189
Other businesses									
Travel Agencies	5	13	4	-	2	-	24	25	46
Casinos	14	-	-	-	3	-	17	16	38
Restaurants	3	11	-	3	1	-	18	14	34
Onboard Train Services	(2)	4	-	-	-	1	3	6	17
Holding and Other	1	9	-	-	-	(3)	7	13	6
Total June 30, 2004	264	330	176	48	51	(12)	856		
Total June 30, 2003 Proforma (*)	255	301	189	37	36	(1)		817	
Total Dec. 31, 2003 Proforma (*)	534	614	401	83	95	42			1,769

(1) EBITDAR of units of which the revenues (corresponding to royalties) are not generated in a single region is included under Worldwide Structures.

(*) Pro forma, 2003 EBITDAR have been restated to be comparable with the revenues published in 2004. Reclassifications concern reallocation between geographical areas and reallocation between businesses.

On June 30, 2004, EBITDAR amounted €856 million, compared with €817 million on June 30, 2003. The year-on-year increase of €39 million or 4.8% broken down as follows :

- Like-for-like +48
- Business expansion +17
- Currency effect -18
- Disposals -8

Evolution in EBITDAR during first semester 2004 +39

Breakdown of EBITDAR by business:

In € millions	Reported	Like-for-like
HOTELS	**+30**	**+42**
Up and mid scale	+32	+36
Economy Hotels	+14	+8
Economy Hotels United States	(16)	(2)
SERVICES	**+14**	**+17**
Other Businesses	**(5)**	**(11)**
Travel Agencies	(1)	(1)
Casinos	+1	(1)
Restaurants	+4	+4
Onboard Train Services	(3)	(2)
Holding and Others	(6)	(11)
Total Group	**+39**	**+48**

Breakdown of EBITDAR by region:

In € millions	Reported	Like-for-like
France	+9	+8
Europe (excluding France)	+29	+25
North America	(14)	+1
Latin America	+11	+15
Other Countries	+15	+14
Worldwide Structures	(11)	(15)
Total Group	**+39**	**+48**

NOTE 5. RENTAL EXPENSE

Rental expense amounted to €730 million on December 31, 2003 versus €377 million on June 30, 2004.

In accordance with international accounting standards (see Note 1.D.3), rental expense corresponds exclusively to operating leases. Finance leases are capitalized and the obligation corresponding to future lease payments is recorded under liabilities in the amount of €199 million (see Note 27).
Rental expense is charged to the income statement on a straight-line basis over the life of the lease, even if payments are not made on that basis. The annual charge is indexed to an appropriate benchmark, such as the French INSEE new construction index, in order to recognize a constant expense stream on an economic basis. Most leases have been signed for periods exceeding the traditional nine-year term of commercial leases in France, primarily to protect ACCOR against the absence of commercial property rights in certain countries.

None of these leases include any clauses requiring advance payment of rentals in the event of a downgrading of Accor's credit rating or for other reasons, or any cross-default clauses or covenants.

The amount of €377 million corresponds to 1,540 hotel leases, including 69% with a purchase option and 31% without a purchase option. Usually, the purchase options are fixed in the lease contracts proportionally to the initial value of the owner investment. Generally, these options can be exercise after 10 or 12 years of the lease contract. In addition, some contracts allow the acquisition of goods, based on an expert evaluation, at the end of the contract.

Undiscounted rental expenses were as follows:

In € millions	2003	June 30 2003	June 30 2004
Up and mid scale hotels	(373)	(181)	(196)
Economy Hotels	(157)	(81)	(82)
Economy Hotels United States	(162)	(83)	(76)
Hotels	**(692)**	**(345)**	**(354)**
Other	(38)	(21)	(23)
Total	**(730)**	**(366)**	**(377)**

Undiscounted rental expenses by type of rent contract were as follows:

In € millions	Nb of hotels	Rents 2004 (6 months)	Minimum 2004 (6 months) (1)
Fixed rent with option	1,068	(190)	(190)
Fixed rent without option	306	(83)	(83)
Fixed rent with a variable interest	90	(45)	(40)
Variable rent with minimum	55	(18)	(17)
Variable rent with capped minimum	2	(1)	(1)
Variable rent without minimum	19	(3)	-
Land rent	-	(14)	(14)
Total hotels rental expenses	**1,540**	**(354)**	**(345)**
Other activities	-	(23)	(23)
Total rental expenses	**1,540**	**(377)**	**(368)**

From January 2005, future minimum **undiscounted rentals (2)** payable break down as follows by maturity :

Years	In € millions
2005	(719)
2006	(723)
2007	(720)
2008	(711)
2009	(710)
2010	(692)
2011	(686)
2012	(684)
2013	(680)
2014	(666)

Years	In € millions
2015	(655)
2016	(631)
2017	(617)
2018	(597)
2019	(539)
2020	(434)
2021	(330)
2022	(289)
2023	(240)
> 2024	(777)
Total	**(12,100)**

(1) Minimum rental expense during the first semester 2004. The difference between the rental expense €377 million) and the minimum rental expense (€368 million) during the first semester 2004 is due to variable rental expense based on turnovers and EBITDAR.

(2) Future rents are converted at the period average exchange rate.

NOTE 6. DETAIL OF DEPRECIATION AMORTIZATION AND PROVISIONS

In € millions	2003	1st sem. 2003	1st sem. 2004
Depreciation and amortization	(433)	(218)	(213)
Provisions	(3)	(10)	(6)
Total	**(436)**	**(228)**	**(219)**

NOTE 7. BREAKDOWN OF EBIT BY BUSINESS AND BY REGION

In € millions	France	Europe (excl France)	North America	Latin America	Other Countries	Worldwide Structures (1)	June 30 2004	June 30 2003 Proforma (*)	Dec. 31 2003 Proforma (*)
HOTELS	87	39	19	0	10	(13)	142	126	375
Up and mid scale	45	11	(6)	(1)	4	(13)	40	27	105
Economy Hotels	42	28	-	1	6	-	77	64	171
Economy Hotels United States	-	-	25	-	-	-	25	35	99
SERVICES	14	46	1	33	(1)	(8)	85	75	165
Other businesses									
Travel Agencies	3	6	-	(1)	2	1	11	9	16
Casinos	8	-	-	-	3	-	11	11	28
Restaurants	1	7	-	2	-	-	10	7	20
Onboard Train Services	(4)	3	-	-	-	-	(1)	1	7
Holding companies and other	(1)	-	-	-	-	3	2	(6)	(8)
Total June 30, 2004	108	101	20	34	14	(17)	260		
Total June 30, 2003 Proforma (*)	102	85	23	23	1	(11)		223	
Total Dec. 31, 2003 Proforma (*)	233	198	81	60	22	9			603

(1) EBIT of units of which the costs and income (corresponding to royalties) are not generated in a single region is included under Worldwide Structures.

(*) Pro forma, 2003 EBIT have been restated to be comparable with the revenues published in 2004. Reclassifications concern reallocation between geographical areas and reallocation between businesses.

On June 30, 2004, consolidated EBIT amounted to €260 million, compared with €223 million on June 30, 2003. The increase of €37million or 16.6% broken down as follows:

• Like-for-like	+51
• Business expansion	-3
• Currency effect	-6
• Disposals	-5
Evolution in EBIT during 1st semester 2004	**+37**

Breakdown of EBIT by business :

In € millions	Reported	Like-for-like
HOTELS	**+16**	**+34**
Up and mid scale	+13	+28
Economy Hotels	+13	+14
Economy Hotels United States	(10)	(8)
SERVICES	**+10**	**+15**
Other Businesses	**+11**	**+2**
Travel Agencies	+2	+4
Casinos	-	(1)
Restaurants	+3	+3
Onboard Train Services	(2)	(2)
Holding and Others	+8	(2)
Total Group	**+37**	**+51**

Breakdown of EBIT by region:

In € million	Reported	Like-for-like
France	+6	+10
Europe (excluding France)	+16	+24
North America	(3)	(1)
Latin America	+11	+15
Other Countries	+13	+14
Worldwide Structures	(6)	(11)
Total Group	**+37**	**+51**

NOTE 8. NET INTEREST EXPENSE

In € millions	2003	1st sem. 2003	1st sem. 2004
Interest income (expense)	(71)	(36)	(39)
Other financial income and expense	(3)	3	1
Net interest expense	**(74)**	**(33)**	**(38)**

Other financial income and expense breaks down as follows :

In € millions	2003	1st sem. 2003	1st sem. 2004
- Dividends from non-consolidated companies and on marketable securities	6	13	2
- Exchange gains and losses	6	(2)	8
- Other movements in financial provisions (*)	(15)	(8)	(9)
Total other financial income and expense	**-3**	**3**	**1**

(*) The 2003 figure takes into account a € -13 million provision for redemption premium on the OCEANE bond issued in April 2002. In June 2004, this figure amounts to € -6 million.

NOTE 9. INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY PROPERTIES

This item broken down as follows :

In € millions		2003	1st sem. 2003	1st sem. 2004
Orbis (Poland)		4	3	4
ABC Hotels (hotels Demeure / Libertel)		(4)	(2)	(2)
Société Hôtelière des Casinos de Deauville	(see note 2.A.3)	7	0	1
Investments funds Tunisia & Marocco (STI & RISMA)		(5)	(3)	(1)
Dorint (Germany)	(see note 2.B.2)	(5)	(4)	(1)
Asia / Australia Hotels		1	1	1
Other		(4)	(5)	1
Pre-tax income from companies accounted for by the equity method		**(6)**	**(10)**	**3**

NOTE 10. GAINS AND LOSSES ON DISPOSALS OF HOTEL PORTFOLIO

In € millions	2003	1st sem. 2003	1st sem. 2004
Gains and losses on disposals of hotel properties	102	44	11
Movement in provisions for impairment in value (note 1.D.5)	(34)	(4)	(10)
Total	**68**	**40**	**1**

As of June 30, 2003, total includes:

- ✓ Net gains on disposals of 5 hotel buildings in Hungary €41 million,
- ✓ €4 million in charges to provisions for impairment (in case of probable asset disposal) in value of hotels mainly in the United States.

As of December 31, 2003, total includes:

- ✓ Gains on disposals of hotel buildings, primarily in Hungary for €42 million (5 units), France for €34 million (12 units), the United Kingdom for €10 million (4 units) and Poland for €8 million (11 units) : see Note 2.B.1;
- ✓ €30 million in charges to provisions for impairment (in case of probable asset disposal) in value of assets, held for sale or otherwise, mainly in the United States, Denmark, Portugal, the Dominican Republic and Israel.

As of June 30, 2004 total includes:

- ✓ Net gains on disposals of hotels in Portugal for total proceeds of €13 million;
- ✓ €10 million in charges to provisions on assets which uselfulness or market value (in case of probable asset disposal) has been estimated lower than the net book value. The main asset depreciated is a land located in the United States.

NOTE 11. GAINS AND LOSSES ON DISPOSALS OF OTHER ASSETS

In € millions	2003	1st sem. 2003	1st sem. 2004
Gains and losses on disposals of other assets	59	53	6
Provisions	(13)	(13)	13
Other non-operating gains and losses	(63)	(34)	(35)
Total	**(17)**	**6**	**(16)**

As of June 30, 2003, the gains on disposals of other assets mainly consisted in a gain on ACCOR shares selling for an amount of €50 million.

Provisions include net provision movements of €9 million provisions for the reorganization of the activity "Tour Operator", and net provisions movement of €6 million for litigation and other contingencies in Italy.

Non-operating losses of €8 million principally include the reorganization costs.

As of December 31, 2003, gains on disposals of other assets mainly consisted in a €51 million capital gain on the sale of ACCOR shares, along with a €7 million gain of the disposal of Granada shares.

Non-operating losses primarily comprise €35 million in restructuring costs in Hotel and Tour Operator divisions and €20 million in costs related to several disputes solved during the period.

In first-half 2004, net provision movements correspond essentially to reversals with use in 2004 of 2003 restructuring provisions for a total amount of €12 million, and a reversal with use related to a litigation in the hotel division in France for €5 million.
Other non-operating gains and losses include €17 million in restructuring costs and an €8 million charge related to the termination of a litigation in the hotel division in France.

NOTE 12. INCOME TAX

Note 12.1 - Income tax expense for the year (excluding exceptional items)

In € millions	2003	1st sem. 2003	1st sem. 2004
Current taxes	(147)	(48)	(62)
Deferred taxes	(8)	(4)	(1)
Tax on income from companies accounted for by the equity method	(8)	(3)	(3)
Total	**(163)**	**(55)**	**(66)**

Profit before tax, including net gains on management of hotel portefolio	591	220	226
Income tax	(163)	(55)	(66)
Effective rate of tax on profit, including net gains on management of hotel portefolio	**27.6%**	**25.0%**	**29.2%**

Note 12.2 - Effective tax rate

In € millions	2003	1st sem. 2003	1st sem. 2004
Profit before tax	523	180	225
Net gains on management of hotel portfolio	68	40	1
Net gains on management of other assets	(17)	6	(16)
Amortization of goodwill	(107)	(49)	(53)
Pre-tax income	**467**	**177**	**157**
Amortization of goodwill	104	49	51
Elimination of intercompany profits	(13)	-	(1)
Non-deductible asset impairment charges	13	-	1
Other	(13)	68	1
Total permanent differences (non-deductible expenses)	**91**	**117**	**52**
Untaxed income or income taxed at reduced rate	**(101)**	**(129)**	**(69)**
Income taxable at the standard rate	**457**	**165**	**140**
Standard tax rate in France	35.43%	35.43%	35.43%
Theoretical tax charge at standard French tax rate	**(162)**	**(58)**	**(50)**
Effect on theoretical tax charge of:			
. differences in foreign tax rates	7	5	5
. unutilized tax losses for the year	(36)	(38)	(18)
. utilization of tax loss carryforwards	6	4	8
. previously unrecognized deferred tax assets on temporary differences	(1)	(1)	-
. other	5	37	(1)
Total	**(19)**	**7**	**(6)**
Income tax at standard rate	**(181)**	**(52)**	**(56)**
Income tax at reduced rate	**18**	**(3)**	**(10)**
Income tax recorded in the consolidated income statement	**(163)**	**(55)**	**(66)**
Profit before tax, including net gains on management of hotel portfolio	591	220	226
Income tax	(163)	(55)	(66)
Effective rate of tax on profit before tax, including net gains on disposal of hotel properties	**27.6%**	**25.0%**	**29.2%**

Note 12.3 - RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

In € millions	1st sem. 2003	2003	1st sem. 2004
Deferred tax assets	83	45	62
Deferred tax liabilities	(296)	(284)	(298)
Net deferred taxes (1)	**(213)**	**(239)**	**(236)**

(1) Net deferred taxes breakdown as follows:

In € millions	1st sem. 2003	2003	1st sem. 2004
Deferred taxes on temporary differences in tax system and corporate financial statements	(46)	(149)	(146)
Deferred taxes on differences in consolidation and corporate financial statements	(185)	(211)	(202)
Deferred taxes on taxable losses carried forwards	18	121	112
Net deferred taxes	**(213)**	**(239)**	**(236)**

Note 12.4 - UNRECOGNIZED DEFERRED TAX ASSETS

Unrecognized deferred tax assets amounted to €143 million at June 30, 2003, €150 million at December 31, 2003 and €173 million at June 30, 2004.

NOTE 13. EXCEPTIONAL ITEMS (NET OF TAXES AND MINORITY INTERESTS)

In € millions	2003	1st sem. 2003	1st sem. 2004
Exceptional items	-	-	-

NOTE 14. GOODWILL

In € millions	1st sem. 2003	2003	1st sem. 2004
Goodwill (gross)	2,384	2,353	2,377
Total amortizations and provisions	(593)	(634)	(622)
Total net goodwill	**1,791**	**1,719**	**1,755**

In € millions		1st sem. 2003	2003	1st sem. 2004
Motel 6	(40 years)	261	228	232
Up and Mid Scale Hotels France	(40 years)	216	218	215
Travel Agencies	(20 years)	188	183	197
Hotels, Australia / Pacific	(40 years)	182	195	182
Red Roof Inns	(40 years)	176	157	160
Economy Hotels (excluding Motel 6 and RRI)	(40 years)	106	97	96
Casinos (Accor Casinos and subsidiaries)	(20 years)	104	101	94
Hotels, Germany (Dorint)	(8 years)	91	82	77
Hotels, Asia	(20 years)	73	56	54
Hotels, Poland	(40 years)	34	41	42
Go Voyages	(20 years)	27	26	42
Hotels, Italy (Sifalberghi)	(40 years)	8	33	33
Hotels, Hungary (Pannonia)	(40 years)	31	32	30
Mexico Luncheon Vouchers (Dicasa)	(40 years)	24	31	29
Société des Hôtels and Casinos de Deauville	(40 years)	27	26	26
UK Luncheon Vouchers	(20 years)	-	-	21
Hotels, Egypt (Gezirah)	(28 years)	19	19	18
Romania Luncheon Vouchers	(40 years)	6	13	15
Sweden Luncheon Vouchers (Rikskuponger)	(40 years)	14	14	14
Hotels, Netherlands	(40 years)	13	12	11
Argentina Luncheon Vouchers (Servicios Ticket)	(40 years)	10	11	11
Lenôtre	(20 years)	14	11	11
Venezuela Luncheon Vouchers (Seremca)	(40 years)	7	7	7
French Railway Catering	(7 years)	8	7	6
Other (under €6 million)		152	119	132
Total net goodwill		**1,791**	**1,719**	**1,755**

The change in net goodwill broken down as follows:

In € millions		1st sem. 2003	2003	1st sem. 2004
Total net goodwill at beginning of period		**1,679**	**1,679**	**1,719**
Increase in gross value and impact of changes in scope of consolidation		**102**	**222**	**75**
. Carlson Wagon Lit (Maritz)		-	-	22
. UK Luncheon Vouchers (Capital Incentive Services)		-	-	21
. Go Voyages	(see Note 2.B.1)	6	6	18
. Accor Services		-	17	5
. Hotels, Poland (Orbis)		-	(6)	2
. Hotels, Germany (Dorint)	(see Note 2.B.2)	43	90	1
. Services, Mexico (Dicasa)		26	26	-
. Hotels Italy (Sifalberghi)		-	26	-
. Hotels, Egypt (Gezirah)		-	19	-
. French Up and Mid Scale Hotels, France		3	18	-
. Luncheon Vouchers Romania		4	12	2
. Other		20	14	4
Disposals during the period		**(2)**	**(7)**	**(1)**
. Travel Agencies		(2)	(2)	-
. Others		-	(5)	(1)
Amortization		**(49)**	**(107)**	**(53)**
Translation adjustments		**(34)**	**(79)**	**10**
Line-by-line restatement and other changes		**95**	**11**	**5**
Total net goodwill at end of period		**1,791**	**1,719**	**1,755**

NOTE 15. INTANGIBLE FIXED ASSETS

In € millions		1st sem. 2003	2003	1st sem. 2004
Motel 6 brand	(1)	176	159	166
Red Roof Inns brand	(1)	105	95	99
Start-up costs		16	14	15
Other networks and brands		12	12	12
Onboard train services market share		75	75	75
Other intangible fixed assets		248	235	262
Total (cost)		**632**	**590**	**629**
Amortization and provisions	(2)	(207)	(206)	(229)
Total (net)		**425**	**384**	**400**

(1) Increases in the valuation of the Motel 6 and Red Roof Inns brands are primarily due to changes in the exchange rate of the US dollar against the euro at the balance sheet date (December 31, 2003 : 1.2630 – June 30, 2004 : 1.2155).

(2) When intangible assets are intended to be sold, an impairment provision is recorded if their estimated market value is lower than the net book value.

NOTE 16. PROPERTY, PLANT AND EQUIPMENT

In € millions	Gross		
	1st sem. 2003	2003	1st sem. 2004
Land	537	503	499
Buildings	3,089	3,057	3,144
Fittings	1,291	1,278	1,323
Equipment and furniture	1,656	1,610	1,649
Construction in progress	296	203	182
Property, plant and equipment (Gross)	**6,869**	**6,651**	**6,797**

In € millions	Depreciation and provisions		
	1st sem. 2003	2003	1st sem. 2004
Land	-	-	-
Buildings	(852)	(848)	(892)
Fittings	(653)	(678)	(717)
Equipment and furniture	(975)	(986)	(1,043)
Construction in progress	(14)	(6)	(5)
Property, plant and equipment (Provision)	**(2,494)**	**(2,518)**	**(2,657)**

In € millions	Net		
	1st sem. 2003	2003	1st sem. 2004
Land	537	503	499
Buildings	2,237	2,209	2,252
Fittings	638	600	606
Equipment and furniture	681	624	606
Construction in progress	282	197	177
Property, plant and equipment (Net)	**4,375**	**4,133**	**4,140**

Changes in net fixed assets can be analysed as follows:

In € millions	2003	1st sem. 2003	1st sem. 2004
Total at January 1	**4,521**	**4,521**	**4,133**
Changes in scope of consolidation	35	59	18
Disposals	(271)	(79)	(78)
Additions	580	252	198
Depreciation	(392)	(190)	(185)
Translation adjustments	(341)	(169)	67
Reclassifications	1	(19)	(13)
Total at end of period	**4,133**	**4,375**	**4,140**

At June 30, 2004 property, plant and equipment held under finance leases totalled a net €493 million, versus €480 million at December 31, 2003 and broken down as follows:

In € millions	2003	1st sem. 2003	1st sem. 2004
Land and buildings	615	581	638
Fittings, equipment and furniture	60	65	62
Gross cost	**675**	**646**	**700**
Total depreciation and provisions	(195)	(175)	(207)
Net value	**480**	**471**	**493**

NOTE 17. LONG-TERM LOANS

In € millions	1st sem. 2003	2003	1st sem. 2004
Long-term loans (gross)	458	474	454
Provisions	(16)	(24)	(23)
Total net long-terms loans	**442**	**450**	**431**

In € millions			1st sem. 2003	2003	1st sem. 2004
Colony Capital	(Note 2.A.3)	(1)	86	86	93
Hotels Asia / Pacific		(2)	76	74	73
ABC Group (Demeure / Libertel hotels)		(3)	70	64	52
Hotels UK			27	27	28
Hotels Germany	(Note 2.B.2)	(4)	30	35	35
Hotels US / Canada			28	26	28
Hotels The Netherlands			28	28	28
Front de Seine Participations (Novotel Paris Tour Eiffel)			23	23	23
Financière Courtepaille			21	21	9
Orbis		(5)	-	14	14
Others			53	52	48
Total			**442**	**450**	**431**

(1) In connection with the sale of 50% of ACCOR Casinos, ACCOR granted a €80 million loan to Colony Capital. Interests on this loan are capitalized and will be paid at redemption date (see Note 2.A.3).

(2) The amount of loans granted to Tahl as of June 2004 amounted to €57 million, against €60 million as of December 2003.

(3) In December 1999 ACCOR and two American investment funds jointly acquired the hotel business of CGIS, a subsidiary of Vivendi. The acquired hotel portfolio comprises 41 Libertel hotels and 8 Sofitel Demeure hotels, representing a total of 3,240 rooms.
The acquisition vehicle (ABC Hotels), 30% owned by the ACCOR Group, simultaneously signed management contracts with ACCOR. In addition, ACCOR granted a €64 million loan to ABC Hotels.

(4) In connection with the acquisition of a participation in Dorint AG, the Group made a €35 million loan to Mr. Ebertz. This loan is repayable no later than December 31, 2010. See description in note 2.B.2.

(5) In connection with the sale of 3 Novotel hotels and 8 Ibis hotels, for a total of €64 million, the Group made a €14 million loan to the buyer. The loan is repayable in 2008 at the latest.

NOTE 18. INVESTMENTS IN COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

In € millions		1st sem. 2003	2003	1st sem. 2004
Orbis (Hotels Poland)	(1)	75	80	84
Société Hôtelière des Casinos de Deauville	(2)	37	39	40
Accor Asia Pacific subsidiaries		34	31	33
Hotels Morocco (RISMA)	(3)	17	18	18
Sofitel Paris Le Faubourg		9	10	10
Hotels Tunisia (STI)	(5)	3	7	9
Société Hotelière Paris Les Halles (SHPH)	(6)	4	5	4
Sofitel St James London (Hotels UK)		4	3	3
ABC Hotels (Hotels Demeure/ Libertel)	(4)	5	1	-
Novotel Paris Tour Eiffel	(7)	2	1	-
Dorint (Germany) (see Note 2.B.2)	(8)	(30)	(29)	(29)
Other companies		43	36	40
Total		**203**	**202**	**212**

(1) Key figures for the Orbis Group are as follows :

Orbis (Hotels Poland) (In € millions)	**1st sem. 2003**	**2003**	**1st sem. 2004**
Revenues	63	129	94
Net income	7	9	7
Net cash / (Net debt)	0	(68)	(61)
Shareholders' equity	265	225	236
Portion of capital held	29.34%	35.58%	35.58%

(2) Key figures for Société des Hôtels et Casinos de Deauville are as follow :

Société Hôtelière des Casinos de Deauvilie (In € millions)	**1st sem. 2003**	**2003**	**1st sem. 2004**
Revenues	89	203	95
Net income	1	6	1
Net cash / (Net debt)	(50)	(42)	(55)
Shareholders' equity	107	113	114
Portion of capital held	34.90%	34.90%	34.90%

(3) Key figures for Risma (Morocco) are as follows :

Risma (Investment funds Morocco) (In € millions)	1st sem. 2003	2003	1st sem. 2004
Revenues	21	43	21
Net income	(4)	(6)	(2)
Net cash / (Net debt)	(40)	(44)	(51)
Shareholders' equity	37	40	40
Portion of capital held	45.29%	45.29%	45.29%

(4) ABC owns jointly the Demeure hotels (Sofitel) and Libertel with ACCOR, Blackstone and Colony. The key figures are as follows:

ABC Hotels (Hotels Demeure/Libertel) (In € millions)	1st sem. 2003	2003	1st sem. 2004
Revenues	43	81	37
Net income	(8)	8	(7)
Net cash / (Net debt)	(305)	(301)	(267)
Shareholders' equity	16	4	(1)
Portion of capital held	30.00%	30.00%	30.00%

(5) Key figures for the investment funds Tanit are as follows :

Investment funds Tunisia (In € millions)	1st sem. 2003	2003	1st sem. 2004
Revenues	6	17	7
Net income	(5)	(6)	(2)
Net cash / (Net debt)	(4)	(5)	(4)
Shareholders' equity	10	18	25
Portion of capital held	31.19%	37.50%	37.50%

(6) Key figures for Société Hôtelière Paris les Halles are as follows :

SHPH (In € millions)	1st sem. 2003	2003	1st sem. 2004
Revenues	25	51	27
Net income	(2)	1	(1)
Net cash / (Net debt)	(110)	(98)	(104)
Shareholders' equity	14	15	14
Portion of capital held	31.19%	31.19%	31.19%

(7) Key figures for Front de Seine Participations, holding Novotel Tour Eiffel, are as follows :

Novotel Tour Eiffel (in € millions)	1st sem. 2003	2003	1st sem. 2004
Revenues	12	26	16
Net income	(5)	(8)	(4)
Net cash / (Net debt)	(114)	(115)	(120)
Shareholders' equity	5	2	(1)
Portion of capital held	40.00%	40.00%	40.00%

(8) Main Dorint AG financial indicators during the consolidation period are as follows :

DORINT (In € millions)	1st sem. 2003 (5 months)	2003	1st sem. 2004
Revenues	188	451	244
Net income (*)	(14)	(15)	(3)
Net cash / (Net debt)	(37)	(42)	(53)
Shareholders' equity (*)	(75)	(72)	(72)
Portion of capital held	40.19%	40.19%	40.19%

(*) After adjustments related to the first-time consolidation of Dorint in the ACCOR Group accounts.(see Note 2.B.3)

NOTE 19. OTHER INVESTMENTS

In € millions	1st sem. 2003	2003	1st sem. 2004
Investments in non-consolidated companies	307	311	303
Deposits	110	109	115
Total gross value	**417**	**420**	**418**
Provisions for impairment in value	(38)	(34)	(37)
Net value	**379**	**386**	**381**

Main investments in non-consolidated companies are as follow :

In € millions		1st sem. 2003	2003	1st sem. 2004
Compass Group	(1)	204	204	204
Other investments in non-consolidated companies and deposits		175	182	177
Net value		**379**	**386**	**381**

(1) In March 1999, the Group issued bonds exchangeable for Compass / Granada shares. The bond issue reflected the Group's intention to sell the Compass shares which were reclassified under "marketable securities" in 1999. The bonds were redeemed in March 2002.
After reviewing the intended holding period of the 30,706,882 Compass shares, the Group reclassified the Compass shares under "other investments" for an amount of €204 million, corresponding to their cost at March 30, 2002. At June 30, 2004, the market value of the Compass shares was €155 million. In light of the decision to hold the shares over the long term, they were maintained in the balance sheet at fair value to the Group.

NOTE 20. BREAKDOWN OF FIXED ASSETS

Note 20.1. Fixed assets by business (at cost)

Fixed assets at June 30, 2004 include €3,005 million in hotel properties, compared with €2,945 million at December 31, 2003.

In € millions	HOTELS Up and mid scale	Economy	Economy US	Services	Travel Agencies	Casinos	Restaurants	Onboard Train Services	Holding Co and Other	1st sem. 2004	2003	1st sem. 2003
Goodwill	783	89	538	188	310	139	56	16	258	**2,377**	2,353	2,384
Intangible assets	60	45	297	61	51	2	6	29	78	**629**	590	632
Tangible assets	2,889	1,652	1,625	86	79	139	109	70	148	**6,797**	6,651	6,869
Sub-total	3,732	1,786	2,460	335	440	280	171	115	484	**9,803**	9,594	9,885
Long-term loans	206	-	1	7	3	-	4	-	233	**454**	474	458
Investment in associated	149	19	-	1	3	-	(2)	-	42	**212**	202	203
Other financial assets	86	14	56	2	7	-	1	1	251	**418**	420	417
Total June 30, 2004	4,173	1,819	2,517	345	453	280	174	116	1,010	**10,887**		
Total 2003	4,066	1,872	2,402	306	418	274	172	133	1,047		10,690	
Total June 30, 2003	4,168	1,878	2,641	291	423	234	169	132	1,027			10,963

Note 20.2. Fixed assets by region (at cost)

In € millions	France	Europe (excl. France)	North America	Latin America	Other Countries	Worldwide Structures	1st sem. 2004	2003	1st sem. 2003
Goodwill	520	442	779	112	355	169	**2,377**	**2,353**	**2,384**
Intangible assets	54	70	333	28	5	139	**629**	**590**	**632**
Tangible assets	2,199	1,824	2,003	221	361	189	**6,797**	**6,651**	**6,869**
Sub-total	**2,773**	**2,336**	**3,115**	**361**	**721**	**497**	**9,803**	**9,594**	**9,885**
Long-term loans	101	61	1	10	77	204	**454**	**474**	**458**
Investment in associated	67	73	-	1	71	-	**212**	**202**	**203**
Other financial assets	27	21	84	2	29	255	**418**	**420**	**417**
Total June 30, 2004	**2,968**	**2,491**	**3,200**	**374**	**898**	**956**	**10,887**		
Total 2003	**2,921**	**2,613**	**2,845**	**378**	**825**	**1,108**		**10,690**	
Total June 30, 2003	**3,028**	**2,590**	**3,159**	**410**	**809**	**967**			**10,963**

NOTE 21. OTHER RECEIVABLES AND PAYABLES

In € millions	1st sem. 2003	2003	1st sem. 2004
Gross other receivables (1)	**1,051**	**1,058**	**1,160**
Provisions	(14)	(112)	(112)
Net other receivables	**1,037**	**946**	**1,048**
Other payables (2)	**1,083**	**1,009**	**1,121**

(1) Other receivables include:

In € millions	1st sem. 2003	2003	1st sem. 2004
VAT receivables	188	215	182
Other tax receivables	19	16	18
Prepaid payroll taxes	12	9	10
Prepaid expenses	341	311	396
Deferred charges	92	189	183
Other receivables	316	273	309
Deferred tax assets	83	45	62
Gross other receivables	**1,051**	**1,058**	**1,160**

(2) Other payables include:

In € millions	1st sem. 2003	2003	1st sem. 2004
Accrued payroll costs	350	387	393
Accrued taxes	181	107	171
VAT payable	74	99	91
Accrued revenues	150	115	132
Other payables	328	301	334
Other payables	**1,083**	**1,009**	**1,121**

NOTE 22. FULLY DILUTED SHARE CAPITAL

As of June 30, 2004, a total of 199,281,550 common shares were issued and outstanding. The average number of common shares outstanding during the first semester 2004 was 197,739,611.

In addition, a total of 10,593,023 employee stock options, exercisable for shares representing 5.32% of the total capital, were outstanding as of June 30 2004:

- 70,000 stock options exercisable from January 7th, 1999 until January 7th, 2005 at € 15.46 per share;
- 1,346,700 stock options exercisable from January 7th, 2003 until January 7th, 2006 at € 32.47 per share;
- 757,322 stock options (Stock Saving Warrants) exercisable from December 22nd, 2003 until December 22nd 2007 at €43.40 per share;
- 579,775 stock options exercisable from January 6th, 2004 until January 6th, 2007 at € 33.95 per share;
- 690,125 stock options exercisable from March 30th, 2005 until March 30th, 2008 at € 37.00 per share;
- 1,957,000 stock options exercisable from January 4th, 2004 until January 4th, 2009 at € 40.58 per share;
- 3,438,840 stock options exercisable from January 8th, 2005 until January 8th, 2010 at € 37.77 per share;
- 104,361 stock options (Stock Saving Warrants) exercisable from July 12th, 2005 until July 12th, 2009 at €39.10 per share;
- 148,900 stock options exercisable from January 3rd, 2006 until January 3rd, 2011 at € 31.80 per share;
- 1,500,000 stock options exercisable from January 7th, 2007 until January 7th, 2012 at € 35.68 per share;

ACCOR issued 18,719,772 convertible bonds (OCEANES), which could lead to the issuance of 25,550,620 shares (see Note 26 for more details).

On this basis, the average fully diluted number of shares (in thousands) outstanding on June 30, 2004 was 210,978.

Fully diluted earnings per share are calculated as follows:

In € millions	1st sem. 2003	2003	1st sem. 2004
Net income, Group share	106	270	81
Restatement convertible bonds (OCEANE) (1)	7	15	10
Restated net income before minority interests	113	285	91
Fully diluted number of shares (in thousands)	197,730	197,730	197,740
Number of shares resulting from the exercise of stock options	-	-	-
Number of shares resulting from the conversion of OCEANE	10,246	13,141	13,238
Fully diluted average number of shares (in thousands)	207,859	210,871	210,978
Net diluted earnings per share (in €)	**0.54**	**1.35**	**0.43**

(1) Restatements of net income are as follows:

In € millions	1st sem. 2004
Reversal of the interest charges relative to convertible bonds (OCEANE)	6
Reversal of redemption premiums on convertible bonds (OCEANE April 2002)	4
Total	**10**

NOTE 23. MINORITY INTERESTS

In € millions	
December 31, 2002	**91**
Minority interests in net income for the period	34
Dividends paid to minority interests	(30)
Translation adjustments	(4)
Other movements	5
December 31, 2003	**96**
Minority interests in net income for the period	10
Dividends paid to minority interests	(11)
Translation adjustments	0
Other movements	(5)
June 30, 2004	**90**

Significant minority interests controlled by the Group mainly concern Brazilian activities:

In € millions	Brazil
Share in minority interests at June 30, 2004	23
Fixed assets	81
Gross financial debt	(2)
Cash & equivalents	36
Net debt	**34**
Paid dividends to Accor Group	1

NOTE 24. PROVISIONS FOR CONTINGENCIES AND CHARGES

In € millions	
December 31, 2002	**528**
Additions	133
Reversals	(95)
Translation adjustments	(3)
Changes in scope of consolidation	(12)
December 31, 2003	**551**
Additions	38
Reversals with use	(40)
Reversals without use	(9)
Translation adjustments	-
Changes in scope of consolidation	9
June 30, 2004	**549**

Evolution of provisions for contingencies and charges between December 2003 and June 2004 break down as follows:

In € millions	December 31, 2003	Additions	Reversals with use	Reversals without use	Translation adjustments	Changes of Scope and reclassifications	June 30, 2004
- Deferred tax provisions	284	4	-	-	-	10	298
- Retirement provisions	73	5	(2)	-	-	1	77
- Tax provisions	29	1	-	-	-	-	30
- Provisions for restructuring	14	2	(9)	-	-	-	7
- Litigation provisions and other	151	26	(29)	(9)	-	(2)	137
TOTAL	551	38	(40)	(9)	-	9	549

At June 30, 2004, the main provisions for litigation provisions and other were as follows:

- €27 million provision for bond redemption premiums (see note 26);
- €11 million provision for on-board train services contract termination costs;
- provisions which amount is inferior to €5 million.

The net impact of the provisions on the income (addition minus reversal with or without use) breaks down as follows:

In € millions	2003	1st sem. 2004
EBIT	(4)	(5)
Net interest income	18	4
Gains and losses on disposal of hotel properties	(3)	(1)
Gains and losses on disposal of other assets	9	17
Income Tax	17	(4)
TOTAL	**37**	**11**

NOTE 25. REPACKAGED PERPETUAL SUBORDINATED FLOATING RATE NOTES (TSDI)

On December 1990, ACCOR issued €762 million in Repackaged Perpetual Subordinated Floating Rate Notes (Titres Subordonnés à Durée Indéterminée).

Concurrently, ACCOR paid a special purpose vehicle an amount of €170 million in exchange for:

- A commitment to repurchase the Repackaged Perpetual Subordinated Floating Rate Notes from the various lenders at the end of 15 years (matched by a commitment by the lenders to sell the notes).
- commitment not to claim payment of any principal or interest on the notes from ACCOR.

The net proceeds from the issue amounted to €592 million, which was recorded as a liability as of the issue date.

Since the notes are subordinated, ACCOR may temporarily suspend semi-annual payments of interest and principal in the event of exceptional financial difficulties. In this case, accrued interest would be capitalized.

The notes carry a market-based variable interest rate (PIBOR + margin) for a 15-year period. The swap taken out to lock in principal repayments while leaving the after-tax interest rate variable (based on market rates) was the subject of an investment reimbursed in February 2000.

The tax effect is prorated to interest expense over the life of the issue.

The French Tax Authorities confirmed their agreement with the accounting treatment of the issue in early 1993.

NOTE 26. EXCHANGEABLE BONDS

2002 OCEANE bonds convertible or exchangeable for new or existing ACCOR shares

On April 24, 2002, ACCOR issued 3,415,424 bonds convertible or exchangeable for new or existing shares (OCEANE) at a price of €166.89. The aggregate nominal value of the issue was €570 million and the interest rate is 1%. Interest is payable annually in arrears, on January 1.

The bonds are redeemable in three instalments as follows:

- On January 1, 2005 at a price of €58.86, representing 105.81% of one-third of the bonds' nominal value
- On January 1, 2006 at a price of €60.14, representing 108.11% of one-third of the bonds' nominal value
- On January 1, 2007 at a price of €61.47, representing 110.50% of one-third of the bonds' nominal value.

These redemption prices include one-third of the bond's nominal value plus a redemption premium representing an annual yield-to-maturity from the date of issue of 3.125%.

Bond holders may convert or exchange their bonds for shares as from May 3, 2002 as follows:

- up to January 7, 2005, at the rate of 3 ACCOR shares per bond
- from January 8, 2005 to January 7, 2006, at the rate of 2 ACCOR shares per bond
- from January 8, 2006 to January 7, 2007, at the rate of 1 ACCOR share per bond.

2003 bonds convertible or exchangeable for new or existing ACCOR shares

On October 24, 2003, ACCOR raised €616 million through the issuance of 15,304,348 "Oceane" bonds at a price of €40.25. The interest rate on the bonds is 1.75%, payable annually in arrears on January 1. The bonds are convertible for new ACCOR shares or exchangeable for existing shares. Bonds that are not converted or exchanged will be redeemed for cash at par (€40.25 per bond) on January 1, 2008. They are convertible and/or exchangeable for shares, at the initiative of the bondholders, as from October 24, 2003 on the basis of 1 share per bond.

ACCOR has an early repayment option, exercisable as from February 1, 2005, if the ACCOR share price exceeds 110% of the issue price, i.e. €44.27, during 20 consecutive days.

NOTE 27. TOTAL LONG-TERM DEBT BY CURRENCY AND MATURITY

Note 27. A Gross long-term debt

At June 30, 2004, gross debt after hedging transaction broken down as follows :

In € millions	1st sem. 2003	Actual interest rate 1st sem. 2003 %	2003	Actual interest rate 2003 %	1st sem. 2004	Actual interest rate 1st sem. 2004 %
EURO	2,254	2.83	2,246	2.47	2,479	2.51
US Dollar	1,137	3.64	784	4.57	583	5.48
Australian Dollar	135	5.21	136	5.98	124	6.25
Other currencies (*)	127		119	-	136	-
Gross debt	**3,653**	**3.25**	**3,285**	**3.29**	**3,322**	**3.32**
Capital leases	162	-	207	-	199	-
Short-term debt and overdrafts	252	-	228	-	249	-
Total debt	**4,067**	-	**3,720**	-	**3,770**	-

*€35 million in BRL, €33 million in JPY, €20 million in GBP and €14 million in DKK at June 30, 2004.

Long-term debt	3,628	-	3,344	-	3,309	-
Short-term debt and overdrafts	439	-	376	-	461	-
Total debt	**4,067**	-	**3,720**	-	**3,770**	-

Note 27.B Maturity of the gross long-term debt:

At June 30, 2004, gross long-term debt broken down as follows:

In € millions	1st sem 2003	2003	1st sem 2004
Year Y + 1	439	376	461
Year Y + 2	344	517	674
Year Y + 3	1,194	1,668	1,463
Year Y + 4	1,783	241	903
Year Y + 5	194	777	119
Year Y + 6	23	28	15
Beyond	90	113	135
Total long-term debt	**4,067**	**3,720**	**3,770**

At June 30, 2004, ACCOR had several unused confirmed lines of credit with maturities of more than one year, for a total of €2,024 million, expiring between July 2005 and December 2008. As a result, €277 million short-term financing that the Group intends to roll over has been reclassified as long-term debt. After reclassifications, the long term unused confirmed credit lines total €1,747 million.

Note 27.C Gross debt before and after hedging transactions

At June 30, 2004, gross debt before hedging transactions broken down as follows:

In € millions	Fixed-Rate Debt			Variable-Rate Debt			Total debt		
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate	% of total
EUR	2,806	3.60%	88%	397	2.90%	12%	3,203	3.51%	97%
USD	-	-	-	75	2.19%	100%	75	2.19%	2%
AUD	3	8.05%	57%	3	7.54%	43%	6	7.83%	-
Other currencies	14	4.01%	38%	23	9.03%	62%	37	7.13%	1%
Total gross debt	2,823	3.61%	85%	498	3.10%	15%	3,321	3.53%	100%

For hedging and cash management purposes, ACCOR has purchased €710 million worth of currency swaps. In addition, €2,195 million worth of rate hedges have been carried out.

The following table shows gross debt after these rate and currency swaps:

In € millions	Fixed-Rate Debt			Variable-Rate Debt			Total debt		
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate	% of total
EUR	1,514	2.19%	61%	965	3.02%	39%	2,479	2.51%	75%
USD	370	7.48%	64%	213	2.00%	36%	583	5.48%	17%
AUD	3	8.05%	3%	121	6.21%	97%	124	6.25%	4%
Other currencies	14	4.01%	10%	122	6.38%	90%	136	6.14%	4%
Total gross debt	1,901	3.25%	57%	1,421	3.43%	43%	(*) 3,322	3.32%	100%

(*) The difference between gross debt before and after the swaps is mainly due to the exchange rate spread on the currency swaps.

Note 27.D Fixed / variable breakdowns of the debt (after hedging)
(Excluding obligations under finance leases and other short term debt)

In € millions	Fixed-Rate Debt (1)			Variable-Rate Debt			Total Debt	
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate
June 2003	1,307	3.83%	36%	2,346	2.92%	64%	3,653	3.85%
December 2003	1,879	3.25%	57%	1,406	3.34%	43%	3,285	3.29%
June 2004	1,901	3.25%	57%	1,421	3.43%	43%	3,322	3.32%

(1) Fixed-rate debt is debt for which the underlying interest rate was originally fixed for more than one year, as well as variable-rate debt that has been hedged at a fixed rate more than one year.

As of June 30, 2004, fixed-rate debt was denominated primarily in euros (80%) and US dollars (19%), while variable rate debt was denominated primarily in euros (68%), US dollars (15%) and Australian dollars (8%).

The acceleration clauses are based on the following ratios:

- Gearing ratio equal to or in excess of 120%;
- Interest cover (corresponding to the ratio of Ebitdar to interest expense plus 1/3 of annual rental expense) equal to or less than 3.8x.

These clauses relate exclusively to loans that are not used as of June 2004.

At June 30, 2004, these ratios do not applied to gross debt, disclosed in the 2003 accounts, in the amount of €3,322 million.

None of this debt carries acceleration clauses triggered by a charge in the company's credit rating. In addition ACCOR has not negotiated any financing contracts with cross default covenants. Debt with maturities of three years or more may carry cross acceleration clauses, but such clauses may be invoked only in the cross acceleration concerns debt of the same type and of a significant amount.

NOTE 28. NET INDEBTEDNESS

In € millions		1st sem. 2003	2003	1st sem. 2004
Repackaged perpetual subordinated notes		116	80	41
Long term convertible and exchangeable bonds		570	1,186	996
Other long-term debt		2,799	1,896	2,105
Obligations under finance leases		143	182	167
Short-term debt		337	278	347
Overdrafts		102	98	114
Debt		**4,067**	**3,720**	**3,770**
Short-term loans		(175)	(186)	(190)
Marketable securities	(2)	(469)	(833)	(627)
Cash and cash equivalents		(274)	(221)	(265)
Short-term receivables on asset disposals		(106)	(18)	(15)
Net debt		**3,043**	**2,462**	**2,673**

Net debt at beginning of period	**2,802**	**2,802**	**2,462**
Change in long-term debt	386	233	(75)
Net change in short-term debt and cash and cash equivalents	70	(402)	242
Change in scope of consolidation and translation adjustments (1)	(129)	(173)	41
Change in receivables on asset disposals	(86)	2	3
Net change for the year	**241**	**(340)**	**211**
Net debt at end of period	**3,043**	**2,462**	**2,673**

(1) Long-term debt.

(2) At June 30, 2004, marketable securities no longer include any ACCOR treasury shares or any Granada shares.

The detail of marketable securities is as follows :

In € millions	2003	1st sem. 2004
Bonds	225	130
Monetary investments	590	492
Others	18	5
Total Marketable securities	**833**	**627**

NOTE 29. BREAKDOWN OF FUNDS FROM OPERATIONS

In € millions	2003	1st sem. 2003	1st sem. 2004
Consolidated net income, Group share	270	106	81
Minority interests	34	16	10
Depreciation, amortization and provisions	543	274	272
Net income from companies accounted for by the equity method, net of dividends received	18	14	1
Deferred taxes	8	5	1
Change in provisions included in interest expense and provisions for impairment in value	72	27	7
CASH FLOW	**945**	**442**	**372**
Net gains on disposals of assets	(161)	(97)	(17)
Non-operating (gains)/losses	63	34	34
FUNDS FROM OPERATIONS	**847**	**379**	**389**

NOTE 30. RENOVATION AND MAINTENANCE EXPENDITURE

These investments include renovations and all expenses that maintain the useful life of existing assets on January 1. They exclude investments for development, fixed assets of newly consolidated subsidiaries, as well as the creation or construction of new assets.

Investments in existing assets broken down by business as follows:

In € millions	**2003**	**1st sem. 2003**	**1st sem. 2004**
HOTELS			
- Up and mid scale	99	44	47
- Economy Hotels	55	27	21
- Economy Hotels United States	61	34	40
SERVICES	**23**	**9**	**7**
Other Businesses			
Travel Agencies	12	5	5
Casinos	8	5	5
Restaurants	5	7	4
Onboard Train Services	6	4	1
Holding and others	15	4	3
Renovation and maintenance expenditure	**284**	**139**	**133**

NOTE 31. DEVELOPMENT EXPENDITURES AND INVESTMENTS IN TECHNOLOGY

Development expenditures and investments in technology include fixed assets of newly consolidated subsidiaries and the creation or construction of new assets.

Development expenditures and investments in technology broken down by region and business as follows:

In € millions	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures*	June 30 2004	June 30 2003	Dec. 31 2003
HOTELS	20	71	6	2	9	-	108	190	463
- Up and mid scale	16	42	2	-	9	-	69	128	268
- Economy Hotels	4	29	-	2	-	-	35	57	180
- Economy Hotels United States	-	-	4	-	-	-	4	5	15
SERVICES	1	30	-	-	-	1	32	48	68
Other Businesses									
Travel Agencies	3	-	29	-	-	-	32	3	18
Casinos	3	1	-	-	-	-	4	7	14
Restaurants	-	-	-	2	-	-	2	6	11
Onboard Train Services	-	-	-	-	-	-	-	-	-
Holdings and other	23	-	-	-	-	8	31	25	12
Total June 30, 2004	50	102	35	4	9	9	209		
Total June 30, 2003	47	138	6	39	28	21		279	
Total December 31, 2003	80	362	17	53	55	19			586

(*)Development expenditures and investments in technology that are not committed in a single region are included under Worldwide Structures.

NOTE 32. PAYROLL COSTS

Total payroll costs amounted to €1,265 million on June 30, 2003 compared with €1,309 million on June 30, 2004.

NOTE 33. DIRECTOR'S FEES

Fees paid by various Group companies to members of the Supervisory Board amounted to €556,000 of which, €276,000 were paid by ACCOR S.A.

NOTE 34. CLAIMS AND LITIGATION

- Management contracts

Reorganization of the Formule 1 and Etap Hôtel networks continued during 2003, as part of a process allowing shareholders of companies managing these hotels to choose between management and employment contracts. Managers of nearly one third of the hotels concerned opted to become employees during the year.

Several recent decisions by industrial tribunals (Conseils de Prud'hommes) and the Court of Appeals confirmed the commercial nature of the management contract.

The legal actions still underway are unlikely to modify the estimated financial impact of the related risks recorded in the consolidated financial statements for 2004.

- CIWLT tax audit

A tax audit was carried out on the accounts of the permanent branch in France of Compagnie Internationale des Wagons Lits et du Tourisme (CIWLT), a Belgian company that is 99.43%-owned by Accor SA. Following the audit, the French tax authorities concluded that CIWLTs' registered office was located in France and not in Belgium.

Accordingly, the French tax authorities added back CIWLT's profits in Belgium for the purpose of calculating income tax payable in France. The resulting reassessments, for a total amount of €143 million including interests, are contested by CIWLT, on the basis of the notice received from the Belgian tax authorities confirming that its registered office is located in Belgium. Since the end of the first half of 2004, the French tax authorities have issued a notice ordering CIWLT to settle the tax deficiency. CIWLT has once again contested all of the reassessments and applied for a stay of payment.

In the Company's opinion, this reassessment does not give rise to any tax risk, the CIWLT company being subjected to Belgium tax rules.

- Other claims and litigation

In the normal course of its business, the Group is exposed to various claims and litigation. The Company believes that these claims and litigation will not give rise to any material costs and will not have a material impact on its financial position, business and/or results of operations.

NOTE 35. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES AS OF JUNE 30, 2004

Off-balance sheet schedule as of June 30, 2004 broken down as follows :

In € millions		< 1year	1 to 5 years	> 5 years	Total June 30 2004	Total Dec. 31 2003	Total June 30 2003
Loans, credit lines and bank overdrafts	(1)	**36**	**14**	**2**	**52**	**67**	**56**
. Hotels Australia	(2)	-	-	-	-	46	46
. Hotels Italy (25%)		-	-	-	-	-	32
. 30% call option on Go Voyages	(3)	-	-	-	-	22	22
. Novotel Paris Tour Eiffel	(4)	-	9	-	9	9	9
. Hotels Switzerland		-	6	-	6	6	6
. Others unilateral purchase commitments		12	4	-	16	8	5
Unilateral purchase commitments		**12**	**19**	**-**	**31**	**91**	**120**
Other financial and commercial commitments	(5)	**38**	**68**	**59**	**165**	**138**	**86**
Total June 30, 2004		86	101	61	248		
Total December 31, 2003		48	145	103		296	
Total June 30, 2003		77	121	64			262

1) The €52 million remaining in guarantees given under financing transactions mainly concern a €25 million commitment given to the banks financing the Dorint AG acquisition (see note 2.B.2)

2) During the first semester, the unilateral purchase commitment on the Mercure Railway Square expired and was not exercised.

3) On the basis of June 30, 2004 accounts, the exercise price for the call option upon Go Voyages amounts to €22 million.

4) Under the agreements signed between Colony and ACCOR at the time of acquisition of Novotel Paris Tour Eiffel, Colony was given a put option on 60% of outstanding Front de Seine Participations shares, exercisable between the fifth and the seventh year. The price will be based on 10 times EBITDA less debt.

5) Other financial and commercial commitments include a guarantee given to the owner of four Ibis hotels in Poland, covering the payment by Orbis of annual rentals representing a total discounted amount of €28 million.

To the knowledge of the Group, there are no commitments other than the ones listed above, according to the current accounting standards.

NOTE 36. CONSOLIDATED COMPANIES PROFIT BEFORE TAX

In € millions		1st sem. 2003	2003	1st sem. 2004
PROFIT BEFORE TAX		**180**	**523**	**225**
Cancelation of Income from companies accounted for by the equity method		10	6	(3)
CONSOLIDATED COMPANIES PROFIT BEFORE TAX		**190**	**529**	**222**
Gains and losses on disposal of hotel properties		40	68	1
Gains and losses on disposal of other assets		6	(17)	(16)
Income tax		(52)	(155)	(63)
Exceptional items (net of tax)		-	-	-
CONSOLIDATED COMPANIES NET INCOME		**184**	**425**	**144**

NOTE 37. SWITCH TO IAS/IFRS

In order to prepare the transition to International Financial Reporting Standards (IFRS), which will be applicable as from 2005, during 2003 the Group carried out detailed analyses to identify:

- The main differences between the Group's current accounting policies and IFRS in the areas of accounting treatment, valuation and presentation of financial information.
- The additional disclosures required under IFRS.
- The necessary changes to information systems.
- The historical data required to produce the opening IFRS balance sheet at January 1, 2004.

The main identified differences in accounting policies that will impact opening consolidated shareholders' equity at January 1, 2004 and/or the Group's future results are as follows:

- Costs incurred prior to the opening of new hotels and restaurants that fulfill the criteria set forth in IAS 38 will be charged to the income statement. Currently, these costs are capitalized and amortized over three to five years (see note 1.H.). In the opening IFRS balance sheet at January 1, 2004, the unamortized balance of these costs will be written off against retained earnings.

- Rental payments on contracts qualified as operating leases under IAS 17 are currently recognized on a straight-line basis and are adjusted over the lease term based on changes in the construction cost index, inflation or any other appropriate index. The indexation adjustment is not allowed under IAS 17 and rental expenses will therefore be recognized as a constant amount over the lease term. On adoption of IFRS, rental expenses will be adjusted retrospectively from the inception of the lease. The effect of this change of method at January 1, 2004 will be recorded as a reduction in retained earnings.

- Goodwill will no longer be amortized as from January 1, 2004. In the same way as brands that have an indefinite life, such as Motel 6 and Red Roof Inn, goodwill will be tested for impairment at each period-end, in accordance with IAS 36. Goodwill is currently amortized on a straight-line basis over the estimated period of benefit, not to exceed 40 years. In addition, market shares will be reclassified as goodwill, as their separate recognition is not allowed under IFRS.

- In the IFRS accounts, deferred taxes will be recognized on all temporary differences in accordance with IAS 12. Deferred taxes on the following temporary differences, which are not currently recognized in the French Gaap accounts, will be recorded in the opening IFRS balance sheet at January 1, 2004, impacting retained earnings at that date:

    - Deferred taxes on temporary differences between the tax basis of investments in companies accounted for by the equity method and their carrying value in the consolidated balance sheet.
    - Deferred tax liabilities on the remaining debt under the repackaged perpetual subordinated floating rate notes.

- Application of IFRS 2 "Share-based Payments" – which was recently published by the IASB but has not yet been approved by the European Commission – will lead to changes in the accounting treatment of employee stock option plans set up after November 7, 2002 (as allowed under the proposed transition rules, the Group will elect not to restate plans dating back prior to November 7, 2002). If the standard becomes applicable, it will have an impact on opening shareholders' equity at January 1, 2004 and on the Group's future results.

- The Group currently performs separate impairment tests on each of its Upscale, Midscale and Economy hotel properties (Sofitel, Novotel, Mercure, Suitehotel, Ibis), while for Budget hotels (Formule 1, Etap, Motel 6, Red Roof Inns) impairment is measured in the aggregate for all hotel properties in a given country. Following adoption of IAS 36, all hotels will be tested for impairment individually, whatever the category of the hotel. The effect of this change of method will be reflected in opening shareholders' equity at January 1, 2004.

Pending final European Commission approval of the revised versions of IAS 32 and 39 on financial instruments, the full consequences of adopting these standards have not been analyzed in detail. The Group is currently planning to apply IAS 32 and 39 for the purpose of preparing the 2004 comparatives to be published with the 2005 IFRS accounts.

Finance leases and pensions and other post-retirement defined benefit obligations are currently accounted for in accordance with the recommended methods set out in standard CRC 99-02 which comply in all material respects with IFRS.

As allowed under IFRS 1 "First-Time Adoption of IFRS", the Group does not plan to restate business combinations carried out prior to January 1, 2004 or to value property, plant and equipment at fair value.

Concerning information systems changes, new statutory and management accounting software was deployed throughout the Group in 2000. The system includes functions to analyze key financial data by business segment and by geographical area. Conversion of the system to IFRS was completed in the first half of 2004. A new ERP system was also implemented, including centralized management of standards databases. During the second half, the Group will finish collecting and analyzing data for the opening IFRS balance sheet. The new reporting systems will be finalized and opening IFRS balance sheet data will be analyzed. At the same time, the Group will continue to monitor IFRS developments.

A global training plan is currently being rolled out, to assist all of the Group's finance teams in making the transition to the new standards.

The 2004 Annual Report will include French Gaap financial statements and notes, with prior year comparatives, together with IFRS financial statements for 2004.

NOTE 38. MAIN SUBSIDIARIES AND AFFILIATES AT JUNE 30, 2004

IG : fully consolidated
IP : consolidated using the proportional method
MEE : accounted for by the equity method

ACCOR SA

HOTELS

France

Exhotel	France	IG	100,00%
Hotexco	France	IG	100,00%
La Thermale de France	France	IG	100,00%
Mer et Montagne	France	IG	100,00%
Mercure International Hotels	France	IG	100,00%
Pullman International Hotels	France	IG	100,00%
Saint Jacques Hôtels et Congrès	France	IG	100,00%
SNC DGR Grand Ouest	France	IG	100,00%
SNC DGR Ile De France	France	IG	100,00%
SNC DGR Rhône Alpes Méditerranée	France	IG	100,00%
Société Commerciale des Hôtels Economiques	France	IG	99,95%
Société de Développement des Hôtels Economiques	France	IG	100,00%
Société de Management International	France	IG	100,00%
Société de Participations Financières d'Hôtellerie	France	IG	100,00%
Société d'Etude et de Promotion Hôtelière Internationale	France	IG	100,00%
Société Hôtelière de la Porte de Sèvres	France	IG	100,00%
Société Internationale de Services des Hotels Economiques	France	IG	100,00%
Thalamer	France	IG	99,91%
Société d'Exploitation d'Hôtels Suites	France	IG	98,61%
Société Hôtelière Nice Centre	France	MEE	45,00%

Europe excl. France

Accor Hôtellerie Deutschland	Germany	IG	100,00%
Accor Hôtel Mercure Management	Germany	IG	100,00%
Dorint	Germany	MEE	40,19%
Accor Austria AG	Austria	IG	100,00%
Ibis Hôtels Belgium	Belgium	IG	100,00%
Accoordination	Belgium	IG	99,26%
Accor Hotels Belgium	Belgium	IG	98,90%
Accor Hotels Denmark	Denmark	IG	100,00%
Accor Hoteles Espagne	Spain	IG	100,00%
Société Hotelière Athènes Centre	Greece	MEE	41,82%
Pannonia Hotels RT	Hungary	IG	74,39%
Sofitel Gestioni Alberghiere Italia	Italy	IG	99,49%
Famosa Immobiliaria	Italy	IG	96,28%
Sifalberghi	Italy	IG	96,28%
Motel Maatschappij Hollande	Netherland	IG	100,00%
Nhere BV	Netherland	IG	100,00%
Novotel Nederland	Netherland	IG	100,00%
Postiljon	Netherland	IG	100,00%
Orbis	Poland	MEE	35,58%
Goldtur	Portugal	IP	50,00%
Portis	Portugal	IP	50,00%
Accor UK Business & Leisure	United Kingdom	IG	100,00%
Accor UK Economy Hotels	United Kingdom	IG	100,00%
Accor Hôtels Scandinavia	Sweden	IG	100,00%
Accor Suisse	Sweden	IG	100,00%

North America

[illegible]

NSB	Argentina	IG	100,00%
Hôtelaria Accor Brasil	Brazil	IG	71,31%
Dalkia Brasil	Brazil	IG	49,99%

Other Countries

Saudi Hotels Management	Saudi Arabia	IG	100,00%
Accor Asia Pacific Corp.	Australia	IG	100,00%
Société Propriétaire de l'Hôtel de l'Union	Senegal	IG	98,72%
Société Abidjanaise	Ivory Coast	IG	74,92%
Risma	Morocco	MEE	45,29%

SERVICES

France

Accor Services France	France	IG	99,60%
Restaupro	France	IG	99,96%
French Line Diffusion	France	IP	49,87%

Europe excl. France

Accor Services Deutschland	Germany	IG	99,60%
Accor Services Austria	Austria	IG	98,77%
Accor T.R.B.	Belgium	IG	99,60%
Gemeaz	Italy	IG	94,64%
Euro Servicos Alimentares	Portugal	IG	97,10%
Luncheon vouchers	United Kingdom	IG	99,60%
Rikskuponger	Sweden	IG	99,50%

North America

Servicios Ticket	Argentina	IG	99,60%
Ticket Brésil	Brazil	IG	49,99%
Accor Services Chili	Chile	IG	74,05%
Accor Servicios Empresariales	Mexico	IG	97,60%
Seremca	Venezuela	IG	55,80%

Other Countries

Accor Services Australia	Australia	IG	99,60%

OTHER SERVICES

Académie Accor	France	IG	100,00%
Accor Réservation Service	France	IG	100,00%
Compagnie de Tourisme Frantour	France	IG	100,00%
Frantour	France	IG	100,00%
Devimco	France	IG	99,97%
Lenôtre	France	IG	98,77%
Scapa Italia	Italy	IG	97,00%
Go Voyages	France	IG	100,00%
Accor Casinos	France	IP	50,00%
GR	Brazil	IG	49,99%
Socité des Hôtels et Casinos de Deauville	France	MEE	34,90%
Financière Courtepaille	France	MEE	20,00%

99,49% → Compagnie Internationale des Wagons Lits & du Tourisme (*) — Belgium

→ Rail Restauration	France	IG	99,49%
→ Société Française de Promotion Touristique & Hotelière	France	IG	99,48%
→ Treno	Italy	IG	99,49%
→ WLT Mexicana	Mexico	IG	99,49%

49,74% → CWT Beheermaatschappij (*) — Netherlands

→ Carlson Canada	Canada	IP	49,74%
→ World Tourist	Denmark	IP	49,74%
→ Carlson USA	United States	IP	49,74%
→ Compagnie de Service de Voyage et de Tourisme	France	IP	49,74%
→ Société d'Exploitation de Voyages et de Tourisme	France	IP	49,74%
→ Wagon-Lits Tourisme Réseau International France	France	IP	49,74%
→ CWT Beheermaatschappij	Netherland	IP	49,74%
→ CW Travel UK	United Kingdom	IP	49,74%
→ HQ Asia	Thailand	IP	49,74%

(*) All entities are held directly by Accor SA, except for Compagnie des Wagon-Lits and CWT Beheermaatshappij